Exhibit 99.1

inter&co

# Unaudited interim condensed consolidated statements

For the three-month period ended March 31, 2024

Unaudited interim condensed consolidated statements For the three-month period March 31, 2024

Unaudited interim condensed consolidated statements For the three-month period March 31, 2024
Management report
Inter & Co, Inc.
Inter & Co, Inc (the Company and, together with its consolidated subsidiaries, the Group) is a holding company incorporated in the Cayman Island, with limited liability. In June 2022, the Company began to have its shares listed on Nasdaq, a North American stock exchange, with the ticker INTR, and BDRs listed on B3 a Brazilian stock exchange, with the ticker INBR32. Inter&Co is the controlling company of Grupo Inter and indirectly holds all the shares in Banco Inter.
Inter
Inter provides e-commerce and financial services, these solutions are offered in a single digital ecosystem that includes a complete range of baking services, investments, credit, insurance and cross-border banking, as well as a marketplace that brings together the largest retailers in Brazil and in the United States.
Operating highlights
Customers
As of March 31, 2024, we surpassed the mark of 31.7 million customers and increased the activation rate by 339bps when compared to March 31, 2023, reaching 54.9%.
Loan Portfolio
The balance of loan operations reached R$30.9 billion, representing a positive variation of 3.6% compared to December 31, 2023.
Economic and financial highlights
Profit (loss) for the period
We recorded an accumulated profit of R$195.2 million as of March 31, 2024, compared to a increase of 706.2% in the period ending March 31, 2023.
Revenues
The revenues as of March 31, 2024, reached R$2,197.2 million, recording an increase of R$464.6 million compared to the amount recorded in the same period in 2023.
Administrative expenses
Accumulated administrative and personnel expenses incurred as of March 31, 2024, totaled R$(395.2) million, an increase of R$(9.6) million compared to March 31, 2023.
Equity highlights
Total assets
Total assets reached R$R$62.5 billion as of March 31, 2024, a 3.6% increase compared to December 31, 2023.
Shareholder’s equity
Shareholder’s equity totaled R$8.5 billions billion, a 12.4% growth compared to December 31, 2023.
Relationship with the independent auditors
The Company also has a policy with requirements for contractual risk analysis which defines that the Board of Directors must evaluate the transparency, objectivity, governance aspects and the compromising of the independence of the contract, thus ensuring conformity between the parties involved. Additionally, it has an Audit Committee which, among its responsibilities and competencies, in addition to providing opinions and recommendations on the audit service provider, also evaluates the effectiveness of the independent and internal audits, including with regard to the verification of compliance with legal provisions and regulations applicable to Inter, as well as internal policies and codes.

Unaudited interim condensed consolidated statements For the three-month period March 31, 2024
Furthermore, Inter & Co, Inc. confirms that KPMG Auditores Independentes Ltda. has procedures, policies, and controls in place to ensure its independence, which include an evaluation of the work provided, covering any service other than the independent audit of Company's financial information. This evaluation is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and performance of non-audit professional services on the financial Information by its independent auditors during the period ended as of March 31, 2024 did not affect the independence and objectivity in the conduct of the audit work performed at Inter & Co, Inc. Information related to independent auditors' fees is made available annually in the reference form.
Acknowledgment
We would like to thank our shareholders, customers and partners for their trust, as well as each of our employees who build our history daily.
Belo Horizonte, May 09, 2024.
The Management

KPMG Auditores Independentes Ltda
Rua Paraíba, 550 - 12º andar - Bairro Funcionários
30130-141 - Belo Horizonte/MG - Brasil
Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brasil
Telefone +55 (31) 2128-5700
kpmg.com.br
Report on review of interim financial statements
To the Shareholders, Board of Directors and Management of
Inter & Co, Inc.
Cayman Islands

Introduction
We have reviewed the condensed consolidated interim financial information of Inter & Co. Inc. ("Company"), included in the Interim Financial Information Form for the quarter ended March 31, 2024, which comprise the balance sheet as of March 31, 2024, and the income statements, statements of comprehensive income, changes in equity and cash flows for the three-month period then ended, including the explanatory notes.
Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board – (IASB). Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review
We conducted our review in accordance with Brazilian and international review standards on interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of people responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the condensed consolidated interim financial information
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with IAS 34, applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.
Belo Horizonte, May 9, 2024
KPMG Auditores Independentes Ltda.
CRC SP 014428/O-6 F-MG
Original report Portuguese signed by
Jonas Moreira Salles
Accountant CRC SP-295315/O-4

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Unaudited interim condensed consolidated balance sheets As of March 31, 2024 and December 31, 2023 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	03/31/2024	12/31/2023
Assets
Cash and cash equivalents	8	2,830,310	4,259,379
Amounts due from financial institutions, net of provisions for expected loss	9	4,051,287	3,718,506
Deposits at Central Bank of Brazil		2,925,658	2,664,415
Securities, net of provisions for expected loss	10	18,167,251	16,868,112
Derivative financial assets	11	7,392	4,238
Loans and advances to customers, net of provisions for expected loss	12	28,826,999	27,900,543
Non-current assets held for sale	13	173,712	174,355
Equity accounted investees	14	89,569	90,634
Property and equipment	15	187,076	167,547
Intangible assets	16	1,596,177	1,345,304
Deferred tax assets	34.c	1,082,102	1,033,535
Other assets	17	2,609,027	2,125,229
Total assets		62,546,562	60,351,797

Liabilities
Liabilities with financial and similar institutions	18	10,483,087	9,522,469
Liabilities with customers	19	32,643,444	32,651,620
Securities issued	20	8,249,142	8,095,042
Derivative financial liabilities	11	13,893	15,063
Borrowing and onlending	21	102,020	107,412
Income tax and social contribution		360,850	287,978
Other tax liabilities		78,276	75,284
Tax liabilities	22	439,126	363,262
Provisions	23	70,003	70,452
Deferred tax liabilities	34.c	49,912	32,539
Other liabilities	24	1,957,483	1,897,248
Total liabilities		54,008,110	52,755,107

Equity
Share capital	25.a	13	13
Reserves	25.b.	9,116,496	8,147,285
Other comprehensive income	25.c	(711,252)	(675,488)
Treasury shares	25.h	(12,783)	—
Equity attributable to owners of the Company		8,392,474	7,471,810
Non-controlling interest	25.f	145,978	124,881
Total equity		8,538,452	7,596,691

Total liabilities and equity		62,546,562	60,351,797

The notes are an integral part of the Unaudited interim condensed consolidated statements

Unaudited interim condensed consolidated income statements For the three-month period ended March 31, 2024 and 2023 (Amounts in thousands of Brazilian reais, except for earnings per share)

	Note	03/31/2024	03/31/2023
Interest income	26	1,217,531	1,012,927
Interest expenses	26	(762,247)	(672,771)
Income from securities and derivatives	27	515,381	371,406
Net interest income and income from securities and derivatives		970,665	711,562

Net revenues from services and commissions	28	374,340	282,353
Expenses from services and commissions		(34,022)	(35,678)
Other revenues	29	89,957	65,877
Revenues		1,400,941	1,024,114

Impairment losses on financial assets	30	(411,048)	(350,681)
Administrative expenses	31	(395,244)	(385,615)
Personnel expenses	32	(190,463)	(172,412)
Tax expenses	33	(86,331)	(68,871)
Depreciation and amortization		(41,900)	(37,577)
Income from equity interests in associates	14	(2,223)	(3,061)
Profit before income tax		273,732	5,897

Income tax	34	(78,512)	18,319

Profit for the year		195,220	24,216

Profit attributable to:
Owners of the Company		182,793	11,405
Non-controlling interest		12,427	12,811

Earnings (loss) per share
Basic earnings (loss) per share	25.e	0.43	0.03
Diluted earnings (loss) per share	25.e	0.43	0.03

The notes are an integral part of the Unaudited interim condensed consolidated statements

Unaudited interim condensed consolidated statements of comprehensive income For the three-month period ended March 31, 2024 and 2023 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	03/31/2024	03/31/2023

Profit for the year	195,220	24,216

Other comprehensive income
Item that are or may be reclassified subsequently to the income statement:
Change in fair value - financial assets at FVOCI	(94,809)	32,221
Related tax - financial assets FVOCI	42,662	(14,500)
Net change in fair value - financial assets at FVOCI	(52,147)	17,721

Fair value change - investments in operations abroad	(7,620)	—
Tax effect	5,931	—
Hedge of net investments in operations abroad	(1,689)	—

Foreign exchange differences on the translation of foreign operations	18,073	(554)

Others	—	24
Other comprehensive income that may be reclassified subsequently to the income statement	(35,763)	17,191

Total comprehensive income for the year	159,457	41,407
Allocation of comprehensive income
To owners of the company	147,030	28,596
To non-controlling interest	12,427	12,811

The notes are an integral part of the Unaudited interim condensed consolidated statements

Unaudited interim condensed consolidated statements of cash flows For the three-month period ended March 31, 2024 and 2023 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	03/31/2024	03/31/2023
Operating activities
Profit (loss) for the period	195,220	24,216
Adjustments to profit (loss)
Depreciation and amortization	41,900	37,382
Result of equity interests in associates	2,223	3,061
Impairment losses on financial assets	411,048	350,681
Expenses with provisions	9,534	10,226
Income tax and social contribution	78,512	(18,319)
Provisions/ (reversals) for loss of assets	(42,343)	(11,127)
Other capital gains (losses)	(3,255)	(2,938)
Provision for performance income	(24,264)	(28,285)
Result of foreign exchange variation	(21,756)	131

(Increase)/ decrease in:
Compulsory deposits at Central Bank of Brazil	(261,243)	(138,838)
Loans and advances to customers, net of provision for expected loss	(1,337,505)	(1,341,932)
Amounts due from financial institutions	(332,782)	488,782
Securities	(373,610)	106,514
Derivative financial assets	(3,154)	(1,122)
Non-current assets held for sale	642	(11,470)
Other assets	(454,250)	(41,517)
Increase/ (decrease) in:
Liabilities with financial institutions	960,618	309,641
Liabilities with customers	(8,176)	539,202
Securities issued	154,100	438,392
Derivative financial liabilities	(1,170)	(5,154)
Borrowing and onlending	(5,392)	991
Tax liabilities	52,270	(23,087)
Provisions	(9,983)	(4,462)
Other liabilities	(95,324)	58,694
Income tax paid	(64,329)	(17,762)
Net cash from operating activities	(1,132,469)	721,900

Cash flow from investing activities
Acquisition of subsidiaries, net of cash acquired	—	(2,378)
Acquisition of property and equipment	(21,405)	(2,704)
Proceeds from sale of property and equipment	—	7,248
Acquisition of intangible assets	(93,572)	(70,765)
Acquisition of financial assets at FVOCI	(2,071,379)	(930,710)
Proceeds from sale of financial assets at FVOCI	1,081,628	743,716
Acquisition of financial assets at FVTPL	(30,060)	(17,106)
Proceeds from sale of financial assets at FVTPL	42,134	27,967
Net cash used in investing activities	(1,092,654)	(244,732)

Cash flow from financing activities
Capital increase	782,037	—
Dividends and interest on shareholders' equity paid	(2,271)	—
Repurchase of treasury shares	(16,409)	(16,409)
Resources from non-controlling interest	10,941	(569)
Net cash used in from financing activities	774,298	(16,978)

Increase/(Decrease) in cash and cash equivalents	(1,450,825)	460,190
Cash and cash equivalents at the beginning of the period	4,259,379	1,331,648
Effect of the exchange rate variation on cash and cash equivalents	21,756	(131)
Cash and cash equivalents at March 31	2,830,310	1,791,707

The notes are an integral part of the Unaudited interim condensed consolidated statements

Unaudited interim condensed consolidated statements of changes in equity For the three-month period ended March 31, 2024 and 2023 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Share capital	Reserves	Other comprehensive income	Retained earnings / accumulated losses	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balance as of January 1, 2023 - Inter & Co, Inc.	13	7,817,670	(825,301)	—	—	6,992,382	96,722	7,089,104
Profit (loss) for the period	—	—	—	11,405	—	11,405	12,811	24,216
Proposed allocations:
Constitution/ reversion of reserves	—	11,405	—	(11,405)	—	—	—	—
Net change in fair value - financial assets at FVOCI	—	—	17,721	—	—	17,721	—	17,721
Foreign exchange differences on the translation of foreign operations	—	—	(554)	—	—	(554)	—	(554)
Repurchase of treasury shares	—	—	—	—	(16,409)	(16,409)	—	(16,409)
Reflex reserve	—	26,397	—	—	—	26,397	—	26,397
Others	—	—	24	—	—	24	(593)	(569)
Balance as of March 31, 2023 - Inter & Co, Inc.	13	7,855,472	(808,110)	—	(16,409)	7,030,966	108,940	7,139,906

Balance as of January 1, 2024 - Inter & Co, Inc.	13	8,147,285	(675,488)	—	—	7,471,810	124,881	7,596,691
Profit for the period	—	—	—	182,793	—	182,793	12,427	195,220
Proposed allocations:
Constitution/ reversion of reserves	—	182,793	—	(182,793)	—	—	—	—
Capital increase	—	820,503	—	—	—	820,503	—	820,503
Cost associated with issuing equity securities	—	(38,466)	—	—	—	(38,466)	—	(38,466)
Interest on equity / dividends	—	—	—	—	—	—	(2,271)	(2,271)
Foreign exchange differences on the translation of foreign operations	—	—	18,073	—	—	18,073	—	18,073
Gains and losses - Hedge	—	—	(1,689)	—	—	(1,689)	—	(1,689)
Net change in fair value - financial assets at FVOCI	—	—	(52,147)	—	—	(52,147)	—	(52,147)
Share-based payment transactions	—	(3,626)	—	—	3,626	—	—	—
Reflex reserve	—	8,007	—	—	—	8,007	—	8,007
Repurchase of treasury shares	—	—	—	—	(16,409)	(16,409)	—	(16,409)
Others	—	—	—	—	—	—	10,941	10,941
Balance as of March 31, 2024 - Inter & Co, Inc.	13	9,116,496	(711,251)	—	(12,783)	8,392,475	145,978	8,538,453
The notes are an integral part of the Unaudited interim condensed consolidated statements

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
Notes to the Unaudited interim condensed consolidated financial statement
(Amounts in thousands of Brazilian reais, unless otherwise stated)
1.Activity and structure of Inter & Co, Inc. and its subsidiaries
Inter & Co, Inc. (“Inter & Co”), is a company incorporated in the Cayman Islands with limited liability, on January 26, 2021.
Inter & Co, Inc. is registered with the U.S. Securities and Exchange Commission (“SEC”). Common shares are traded on Nasdaq under the symbol “INTR” and Brazilian Depositary Receipts (“BDRs”) are traded on B3 - Brasil, Bolsa, Balcão (“B3”), the Brazilian stock exchange, under the symbol “INBR32” .
2.Basis for preparation
a.Compliance statement
The Group's Unaudited interim condensed consolidated financial statements was prepared in accordance with IAS 34 - interim financial reports issued by the International Accounting Standards Board (IASB).
This Unaudited interim condensed consolidated financial statements was prepared following the preparation basis and accounting policies consistent with those adopted in the preparation of the consolidated financial statements of Inter & Co, Inc., as of December 31, 2023, and is therefore intended only to provide an update of the content of the latest financial statements and must be read together, in accordance with IAS 34.
The information in the explanatory notes that did not undergo significant changes or that did not present new disclosures in relation to December 31, 2023 was not fully repeated in this condensed consolidated interim financial statements. However, information has been included to explain the main events and transactions that have occurred, allowing an understanding of the changes in the financial position and performance of the Group's operations since the publication of the consolidated financial statements as of December 31, 2023.
This Unaudited interim condensed consolidated financial statements was authorized for issuance by the Company's Board of Directors on May 09, 2024.
b.Functional and presentation currency
These Unaudited interim condensed consolidated financial statements are presented in Brazilian reais (BRL or R$). The functional currency of the Group companies is shown in note 4a. All balances were rounded to the nearest thousand, unless otherwise indicated.
c.Use of estimates and judgments
In preparing these Unaudited interim condensed consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the accounting policies of the Group and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from such estimates. Estimates and assumptions are reviewed on an ongoing basis. Adjustments, if any, related to changes in estimates are recognized prospectively. The significant judgments made by management during the application of the Group’s accounting policies and the sources of estimation uncertainty are described below:

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
Judgments
Information about the judgments made in the application of accounting policies that have the most relevant effects on the amounts recognized in financial projections are included in the following notes:
•Basis for consolidation (see note 4a): whether Inter has de facto control over an investee;
•Equity accounted investees (see note 14): whether Inter has significant influence over an investee.
Estimates
The estimates present a significant risk and may have a material impact on the values of assets and liabilities in the next year, and the actual results may differ from those previously established. They are disclosed below and are related to the following notes:
•Classification of financial assets (see notes 6 and 7) - evaluation of the business model in which the assets are held and evaluation if the contractual terms of the financial asset relate only to payments of principal and interest (SPPI test).
•Measuring the provision for expected credit losses on financial assets measured at amortized cost and fair value through other comprehensive income (FVOCI) requires the use of complex quantitative models and assumptions about future economic conditions and credit behavior. Several significant judgments are also necessary to apply accounting requirements to measure the expected credit loss, such as: determining the criteria for evaluating the significant increase in credit risk; select quantitative models and appropriate assumptions to measure expected credit loss; and establish different prospective scenarios and their weighting, among others.
•Business combination (see note 4b): determination of fair values of assets acquired and liabilities assumed in business combinations.
•Impairment test of intangible assets and goodwill (see notes 16 and 4(h)): for the purposes of impairment testing, each invested entity was considered a cash generating unit (“CGU”).
•Deferred tax asset (note 34): the expected realization of the deferred tax asset is based on projected future taxable income and other technical studies.
3.Significant changes of accounting policies
New or revised accounting pronouncements adopted in 2024
The following new or revised standards have been issued by IASB, and were effective for the year covered by these Unaudited interim condensed consolidated financial statements, and had no material impact on these condensed consolidated interim financial statements.
•Definition of accounting estimates - Amendments to IAS 8: defines accounting estimates as monetary values susceptible to uncertainties in their measurement. Among these estimates we can mention the expected credit loss and the fair value of assets and liabilities.
•Disclosure of Accounting Policies – Changes to IAS 1 and IFRS Practice Statement 2: The Group adopted disclosure from January 1, 2023. Although the amendments made to the accounting policies did not result in any changes to the accounting policies themselves, they did have an impact on the disclosure of accounting policy information in the consolidated financial statements. The amendments require 'material' disclosure of policies instead of 'significant' disclosure. Additionally, they provide guidance on the application of materiality to the disclosure of accounting policies, thus assisting entities in providing useful and specific policy information that users require to understand other information in the financial statements. Management made certain updates to the information presented in Note 4, which pertains to Material Accounting Policies (previously referred to as Significant Accounting Policies), in line with the amendments.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
•Deferred tax on leasing transactions – Amendments to IAS 12: clarify that the exemption for accounting for deferred taxes arising from temporary differences generated in the initial recognition of assets or liabilities does not apply to leasing transactions.
•Changes to IFRS 16 - Leases: the IASB has issued narrow-scope changes to the requirements for sale and leaseback transactions in IFRS 16, explaining how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions in which some or all of the lease payments are variable lease payments that are not dependent on an index or rate and are more likely to be impacted.
•Insurance Contracts - IFRS 17: The standard on Insurance Contracts replaces IFRS 4 - Insurance Contracts, and brings important changes to the measurement, recognition and disclosure of these contracts, through specific methodologies for each type of agreement.
•Changes to IAS 7 and IFRS 7 - Supplier financing arrangements: these changes require disclosures to increase the transparency of supplier financing arrangements and their effects on a company's liabilities, cash flows and liquidity risk exposure. The disclosure requirements are the IASB's response to investor concerns that some companies' supplier financing arrangements are not sufficiently visible, making it difficult for investors to review.
Other new standards and interpretations issued but not yet effective
•Classification of Liabilities as Current or Non-Current – Amendments to IAS 1: clarifies when to take into account contractual conditions (covenants) that may impact the unconditional right to postpone the settlement of the liability for a minimum period of 12 months after the closure of the report, in addition to establish disclosure requirements for liabilities with covenants classified as non-current. These changes will come into effect from the start of the 2024 financial year, and there is no impact on the consolidated financial statements.
•Amendment to IAS 21 - Effects of Changes in Exchange Rates and Conversion of Financial Statements: the changes will require the application of a consistent approach when assessing whether one currency can be exchanged for another and the amendment clarifies how entities should determine the exchange rate to be used, and disclosures to be provided, when a currency is difficult, or cannot, be exchanged. The changes aim to improve the information that an entity provides in its financial statements. The changes to IAS 21 are effective from January 1, 2025, and their adoption may be brought forward. Management does not expect impacts on Grupo Inter’s financial statements.
•New IFRS 18 - Presentation and Disclosure in Financial Statements: issued in April 2024, replaces IAS 1 and brings additional requirements to improve the disclosure of companies' financial performance. It defines three categories for income and expenses: operating, investments and financing, in addition to including new subtotals, such as operating profit. The standard also provides guidance on the disclosure of performance indicators defined by management and provides specific requirements for companies in the banking and insurance sector. IFRS 18 will come into force on January 1, 2027, and Management is currently analyzing its impacts on Grupo Inter's financial statements.
4.Material accounting policies
The accounting policies described below were applied in all years presented in the Unaudited interim condensed consolidated financial statements.
a.Basis for consolidation
Companies that Inter & Co controls are classified as subsidiaries. The Company controls an entity when it is exposed to or has the right to variable returns arising from its involvement with the entity and has the ability to use this power to affect the value of such returns.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
The subsidiaries are consolidated in full as from the date the Company gains control of their activities until the date on which control ceases to exist. With regard to the significant restrictions on the Group’s ability to access or use the assets and settle the Group's liabilities, only the regulatory restrictions, linked to the compulsory reserves maintained in compliance with the requirement of the Central Bank of Brazil, which restrict the ability of subsidiaries of Inter to transfer cash to other entities within the economic group. There are no other legal or contractual restrictions and no guarantees or other requirements that may restrict that dividends and other capital distributions are paid or that loans and advances are made or paid to (or by) other entities within the economic group.
The following table shows the subsidiaries in each year:

Entity	Branch of Activity	Common shares and/or quotas	Functional currency	Country	Share in the capital (%)
					03/31/2024	12/31/2023
Direct subsidiaries
Inter&Co Participações Ltda.	Holding Company	288,517,995	BRL	Brazil	100.00%	100.00%
INTRGLOBALEU Serviços Administrativos, LDA	Holding Company	1	EUR	Portugal	100.00%	100.00%
Inter US Holding, Inc	Holding Company	100	US$	USA	100.00%	100.00%
Inter Holding Financeira S.A.	Holding	401,207,704	BRL	Brazil	100.00%	100.00%
Indirect subsidiaries
Banco Inter S.A.	Multiple Bank	1,297,308,713	BRL	Brazil	100.00%	100.00%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	Securities	195,000,000	BRL	Brazil	100.00%	100.00%
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance broker	59,750	BRL	Brazil	60.00%	60.00%
Inter Marketplace Ltda.	Marketplace	1,984,271,386	BRL	Brazil	100.00%	100.00%
Inter Titulos Fundo de Investimento	Investment Fund	499,388,000	BRL	Brazil	98.30%	98.30%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	194,333,000	BRL	Brazil	72.68%	86.46%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	230,278,086	BRL	Brazil	100.00%	100.00%
TBI Fundo De Investimento Crédito Privado Investimento Exterior	Investment Fund	15,000,000	BRL	Brazil	100.00%	100.00%
IG Fundo de Investimento Renda Fixa Crédito Privado	Investment Fund	144,796,772	BRL	Brazil	100.00%	100.00%
Inter Simples Fundo de Investimento em Direitos Creditórios Multissetorial	Investment Fund	17,738	BRL	Brazil	91.86%	99.11%
IM Designs Desenvolvimento de Software Ltda.	Provision of services	50,000,000	BRL	Brazil	50.00%	50.00%
Acerto Cobrança e Informações Cadastrais S.A.	Provision of services	60,000,000,000	BRL	Brazil	60.00%	60.00%
Inter & Co Payments, Inc	Provision of services	1,000	US$	USA	100.00%	100.00%
Inter Asset Gestão de Recursos Ltda	Asset management	750,814	BRL	Brazil	70.87%	70.87%
Inter Café Ltda.	Provision of services	3,010,000	BRL	Brazil	100.00%	100.00%
Inter Boutiques Ltda.	Provision of services	2,510,008	BRL	Brazil	100.00%	100.00%
Inter Food Ltda.	Provision of services	7,000,000	BRL	Brazil	70.00%	70.00%
Inter Viagens e Entretenimento Ltda.	Provision of services	94,515,000	BRL	Brazil	100.00%	100.00%
Inter Conectividade Ltda. (d)	Provision of services	33,533,805	BRL	Brazil	100.00%	100.00%
Inter US Management, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%
Inter US Finance, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%
Inter&Co Securities, LLC (a)	Securities	—	US$	USA	100.00%	100.00%

a.The reorganization of Inter&Co Securities, LLC ("Securities") was completed on February 22, 2024. Inter&Co, Inc. ("Inter&Co"), which was the sole owner of Securities, transferred Securities' shares to its direct subsidiary, Inter US Holding, Inc. ("US Holding"). With the completion of this reorganization, Securities is now a direct subsidiary of US Holding and, consequently, an indirect subsidiary of Inter&Co.
b.On March 27, 2024, the corporate reorganization of Inter Marketplace Intermediação De Negócios e Serviços Ltda. Banco Inter, which was the sole partner of Inter Marketplace Intermediação de Negócios e Serviços Ltda, transferred its shares to Inter&Co Participações Ltda, becoming the direct controller of Inter Marketplace, consequently, an indirect subsidiary of Inter&Co.
Non-controlling interest
The Group recognizes the portion related to non-controlling interests in shareholders’ equity in the consolidated balance sheet. In transactions involving purchase of interests with non-controlling shareholders, the difference between the amount paid and the interest acquired is recorded in shareholders’ equity. Gains or losses on sales to non-controlling shareholders are also recorded in shareholders’ equity. The company owns 50% or more of the voting capital of all indirect subsidiaries.
Balances and transactions eliminated on consolidation
Intra-group balances and transactions, including any unrealized gains or losses arising from intra-group transactions, are eliminated in the consolidation process. Unrealized losses are eliminated only to the extent that there is no evidence of impairment.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
5.Operational segments
Operating segments are disclosed based on internal information that is used by the chief operating decision maker to allocate resources and to assess performance. The chief operating decision-maker, responsible for allocating resources, evaluating the performance of the operating segments and responsible for making strategic decisions for the Group, is the CEO, together with the Board of Directors.
Profit by operating segment
Each operating segment is composed of one or more legal entities. The measurement of profit by operating segment takes into account all revenues and expenses recognized by the companies that make up each segment.
Transactions between segments are carried out under terms and rates compatible with those practiced with third parties, where applicable. The Group does not have any single customer accounting for more than 10% of its total net revenue.
a.Banking & Spending
This segment comprises a wide range of banking products and services, such as checking accounts, debit and credit cards, deposits, loans, advances to customers, debt collection services and other services, which are available to the customers primarily by means of Inter’s mobile application. The segment also comprises foreign exchange services and money remittances between countries, including the Global Account digital solution, including investment funds consolidated by the Group.
b.Investments
This segment is responsible for operations related to the acquisition, sale and custody of securities, the structuring and distribution of securities in the capital market and operations related to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues consist primarily of administration fees and commissions charged to investors for the rendering of such services.
c.Insurance Brokerage
This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (‘partner insurance companies’), including warranties, life, property and automobile insurance and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions is recognized in the income statement when services are provided, that is, when the performance obligation is fulfilled upon sale to the customer.
d.Inter Shop
This segment includes sales of goods and/or services with partner companies through our digital platform. The segment income basically comprises commissions received for sales and/or for the rendering of these services.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
Segment information

	As of and for March 31, 2024
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	1,190,849	2,925	—	14,175	1,207,949	13,933	(4,351)	1,217,531
Interest expenses	(776,296)	(1,992)	—	—	(778,288)	(2,121)	18,162	(762,247)
Income from securities and derivatives	492,446	18,817	974	7,214	519,451	9,741	(13,811)	515,381
Net interest income and income from securities and derivatives	906,999	19,750	974	21,389	949,112	21,553	—	970,665

Net revenues from services and commissions	272,341	31,125	36,446	33,654	373,566	774	—	374,340
Expenses from services and commissions	(33,925)	(95)	—	—	(34,020)	(2)	—	(34,022)
Other revenues	103,616	3,141	14,930	6,412	128,099	13,347	(51,489)	89,957
Revenues	1,249,031	53,921	52,350	61,455	1,416,757	35,672	(51,489)	1,400,940

Impairment losses on financial assets	(410,592)	—	—	—	(410,592)	(456)		(411,048)
Revenues net of impairment losses on financial assets	838,439	53,921	52,350	61,455	1,006,165	35,216	(51,489)	989,892

Administrative expenses	(341,277)	(18,221)	(13,657)	(14,304)	(387,459)	(7,785)	—	(395,244)
Personnel expenses	(141,976)	(22,537)	(5,827)	(10,772)	(181,112)	(9,351)	—	(190,463)
Tax expenses	(68,128)	(3,687)	(4,338)	(10,110)	(86,263)	(68)	—	(86,331)
Depreciation and amortization	(37,751)	(1,408)	(339)	(2,349)	(41,847)	(53)	—	(41,900)
Income from equity interests in associates	(2,223)	—	—	—	(2,223)	—	—	(2,223)
Profit / (loss) before income tax	247,084	8,068	28,189	23,920	307,261	17,959	(51,489)	273,731

Income tax	(51,214)	(2,608)	(7,768)	(17,412)	(79,002)	490	—	(78,512)

Profit / (loss) for the year	195,870	5,460	20,421	6,508	228,259	18,449	(51,489)	195,220

Total assets	61,528,193	627,440	273,804	635,047	63,064,484	1,178,881	(1,696,803)	62,546,562
Total liabilities	54,191,437	381,574	138,321	596,482	55,307,814	262,224	(1,561,928)	54,008,110
Total equity	7,336,756	245,866	135,483	38,565	7,756,670	916,657	(134,875)	8,538,452

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024

	As of and for March 31, 2023
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	992,033	6,655	—	—	998,688	23,252	(9,013)	1,012,927
Interest expenses	(665,800)	(11,438)	—	(515)	(677,753)	(3,438)	8,420	(672,771)
Income from securities and derivatives	371,476	9,541	589	4,870	386,476	6,794	(21,864)	371,406
Net interest income and income from securities and derivatives	697,709	4,758	589	4,355	707,411	26,608	(22,457)	711,562

Net revenues from services and commissions	166,352	20,250	27,261	66,959	280,822	1,531	—	282,353
Expenses from services and commissions	(33,110)	—	—	—	(33,110)	(2,568)	—	(35,678)
Other revenues	93,965	8,543	12,712	19,531	134,751	51,928	(120,802)	65,877
Revenues	924,916	33,551	40,562	90,845	1,089,874	77,499	(143,259)	1,024,114

Impairment losses on financial assets	(345,921)	317	—	(4,827)	(350,431)	(250)	—	(350,681)
Revenues net of impairment losses on financial assets	578,995	33,868	40,562	86,018	739,443	77,249	(143,259)	673,433

Administrative expenses	(352,251)	(11,379)	(10,791)	(7,765)	(382,186)	(3,250)	(179)	(385,615)
Personnel expenses	(159,998)	(4,302)	(1,796)	(4,514)	(170,610)	(1,802)	—	(172,412)
Tax expenses	(54,768)	(2,177)	(3,823)	(7,918)	(68,686)	(185)	—	(68,871)
Depreciation and amortization	(34,578)	(711)	(238)	(2,007)	(37,534)	(43)	—	(37,577)
Income from equity interests in associates	(3,061)	—	—	—	(3,061)	—	—	(3,061)
Profit / (loss) before income tax	(25,661)	15,299	23,914	63,814	77,366	71,969	(143,438)	5,897

Income tax	41,566	(4,460)	(8,125)	(11,699)	17,282	1,037	—	18,319

Profit / (loss) for the year	15,905	10,839	15,789	52,115	94,648	73,006	(143,438)	24,216

Total assets	60,102,556	570,182	211,213	337,810	61,221,761	96,447	(966,411)	60,351,797
Total liabilities	52,501,608	326,926	96,198	141,600	53,066,332	(19,167)	(292,059)	52,755,106
Total equity	7,600,948	243,256	115,015	196,210	8,155,429	115,614	(674,352)	7,596,691

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
6.Financial risk management
Risk management at Inter includes credit, market, liquidity and operational risks. Risk management activities are carried out by independent and specialized structures, in accordance with previously defined policies and strategies. In general, the activities and processes seek to identify, measure, and control the financial and non-financial risks to which Inter is subject.
The model adopted by Inter & Co, Inc., involves a structure of areas and committees that seek to ensure:
•Segregation of function;
•Specific unit for risk management;
•Defined management process;
•Clear norms and competence structure;
•Defined limits and margins; and
•Reference to best management practices.
a.Credit risk
Credit risk is defined as the possibility of losses associated with the failure of the borrower or counterparty to meet their respective financial obligations in the agreed-upon terms or the devaluation of a credit agreement arising from the increased risk of default by the borrower, among others.
The financial instruments subject to credit risk are submitted to careful credit evaluation prior to contracting, as well as throughout the term of the respective operations. The credit analyses are based on the borrower's (or counterparty's) economic and financial capacity behavior, including payment history and credit reputation, in addition to the terms and conditions of the respective credit operation, including terms, rates and guarantees.
Loans and advances to customers, as shown in Note 12, are mainly represented by the following operations:
•Credit card: credit operations related to credit card limits, mostly without attached guarantees;
•Business loans: working capital operations, receivables, discounts and loans in general, with or without attached guarantees;
•Real estate loans: loans and financing operations secured by real estate, with attached guarantees;
•Personal loans: loan and payroll card operations, personal loans with and without transfer guarantees; and
•Agribusiness loans: financing operations for costing, investment, commercialization and/or industrialization granted to rural producers, with or without attached guarantees.
Mitigation of Exposure
In order to maintain the exposures within the risk levels established by senior management, Inter adopts measures to mitigate credit risk. Exposure to credit risk is mitigated through the structuring of guarantees, adapting the risk level to be incurred to the characteristics of the collateral taken at the time of granting. Risk indicators are monitored on an on-going basis and proposal for alternatives forms of mitigation are assessed, whenever the exposure behavior to credit risk of any unit, region, product or segment requires it. Additionally, credit risk mitigation takes place through product repositioning and adjusting operational processes or operation approval levels.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
In addition to the activities described above, goods pledged in guarantee are subject to a technical assessment / valuation at least once every twelve months. In the case of personal guarantees, an analysis of the financial and economic circumstances of the guarantor is made considering their other debts with third parties, including tax, social security and labor debt.
Credit standards guide operational units and cover, among other aspects, the classification, requirement, selection, assessment, formalization, control and reinforcement of guarantees, aiming to ensure the adequacy and sufficiency of mitigating instruments throughout the cycle of the loan.
In 2024 there were no material changes to the nature of the credit risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although Inter continues to refine its internal risk management processes.
Measurement
The measurement of credit risk by Inter is carried out considering the following:
•At the time that credit is granted, an assessment of a customer’s financial condition is undertaken through the application of qualitative and quantitative methods and using information collected from the market, in order to support the adequacy of the risk exposure being proposed;
•The assessment is carried out at the counterparty level, considering information on guarantors where applicable. The exposure to the credit risk is also measured in extreme scenarios, using stress techniques and scenario analysis. The models applied to determine the rating of customers and loans are reviewed periodically in order to ensure they reflect the macroeconomic scenario and actual loss experience, as per information in note 12;
•The aging of late payments in portfolios is monitored in order to identify trends or changes in the behavior of non-performing loans and allow the adoption of mitigating measures when required;
•Expected credit loss reflects the risk level of loans and allows monitoring and control of the portfolio’s exposure level and the adoption of risk mitigation measures;
•The expected credit loss is a forecast of the risk levels of the credit portfolio. Its calculation is based on the historical payment behavior and the distribution of the portfolio by product and risk level. This is a key input to the process of pricing loans and advances to customers; and
•In addition to the monitoring and measurement of indicators under normal conditions, simulations of changes in business environment and economic scenario are also performed in order to predict the impact of such changes in levels of exposure to risks, provisions and balance of such portfolios and to support the process of reviewing the exposure limits and the credit risk policy.
b.Description of guarantees
The financial instruments subject to credit risk are subject to careful assessment of credit prior to being contracted and disbursed and risk assessment is ongoing throughout the term of the instruments. Credit assessments are based on an understanding of the customers’ operational characteristics, their indebtedness capacity, considering cash flow, payment history and credit reputation, and any guarantees given.
Loans and advances to customers, as shown in Note 10, are mainly represented by the following operations:
•Working capital operations: are guaranteed by receivables, promissory notes, sureties provided by their owners and occasionally by property or other tangible assets, when applicable;

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
•Payroll loans repayments: are mainly represented by payroll loan cards and personal loans. These are deducted directly from the borrowers’ pensions, income or salaries and settled directly by the entity responsible for making those payments (e.g. company or government body); The operations concerning FGTS (Guarantee Fund for Time of Service) , such as the anniversary withdrawal are guaranteed through transfer;
•Personal loans and credit cards: generally, do not have guarantees; and
•Real estate financing: is collateralized by the real estate financed.
Guarantees of real estate loans and financing
The tables below present the amount of loans and financing secured by property, broken down by loan-to-value. The loan-to-value is calculated by the ratio between the gross value of the exposure and the value of the guarantee at the origination date. Gross amounts exclude any provision for impairment:

	03/31/2024	12/31/2023
Lower than 30%	1,181,987	1,210,884
31 - 50%	2,318,511	2,157,130
51 - 70%	3,417,831	3,227,703
71 - 90%	1,844,618	1,664,885
Higher than 90%	361,428	322,966
	9,124,375	8,583,568
c.Liquidity risk
Liquidity risk is the possibility that the Group is not able to efficiently meet its expected or unexpected obligations, including those resulting from binding guarantees, without incurring significant losses. This also includes the possibility of the Group not being able to negotiate a sale of an asset at market price due to its volume in relation to the volume normally transacted or due to any discontinuity in the market.
The liquidity risk management structure is segregated and works proactively with the aim of monitoring and preventing any breach of limits on liquidity ratios. The monitoring of liquidity risk encompasses the entire flow of receipts and payments for the Group so that risk mitigating actions may be implemented. This monitoring is carried out primarily by the Assets and Liabilities Committee and the Risk and Capital Management Committee. These committees evaluate liquidity risk information that is available in the Group’s systems, such as:
•Top 10 investors;
•Mismatch between assets and liabilities;
•Net Funding;Liquidity limits;Maturity forecast;
•Stress tests based on internally defined scenarios;
•Liquidity contingency plans;
•Monitoring of asset and liability concentrations;
•Monitoring of Liquidity Ratio and funding renewal rates; and
•Reports with information on positions held by Inter and its subsidiaries.
In 2024 there were no material changes to the nature of the liquidity risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although the Group continues to refine its internal risk management processes.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
The responsibilities of the Liquidity Risk Management Framework are distributed between different committees and hierarchical levels, including: Board of Directors, Asset and Liability Committee (ALC), Officer in charge of Risk Management, Superintendent of Compliance, Risk Management and Internal Controls and Risk Coordination. These consider the internal and external factors affecting the liquidity of the Group, and a detailed daily monitoring of incoming and outgoing movements of loans and advances to customers, time deposits, savings, Agribusiness Credit Bills (LCA), Real Estate Secured Bonds (LCI), Guaranteed Real Estate Letters (LIG) and demand deposits is performed. Time deposits are analyzed according to the concentration, maturities, renewals, repurchases and new funding.
d.Analyses of financial instruments by remaining contractual term
The table below presents the projected future realizable value of Inter’s financial assets and liabilities by contractual term:

	03/31/2024
	Note	Up to 3 months	3 months Up to 1 year	Above 1 year	Total
Financial assets
Cash and cash equivalents	8	2,830,310	—	—	2,830,310
Amounts due from financial institutions	9	4,051,287	—	—	4,051,287
Compulsory deposits at Central Bank of Brazil		2,925,658	—	—	2,925,658
Securities	10	712,517	189,805	17,264,929	18,167,251
Derivative financial assets	11	7,392	—	—	7,392
Loans and advances to customers	12.e	6,411,484	9,160,961	15,286,182	30,858,627
Other assets	17	—	—	112,410	112,410
Total		16,938,648	9,350,766	32,663,521	58,952,935

Financial liabilities
Liabilities with financial and similar institutions	18	8,801,945	1,681,142	—	10,483,087
Liabilities with customers	19	15,256,399	3,102,886	14,284,159	32,643,444
Securities issued	20	636,192	5,014,480	2,598,470	8,249,142
Derivative financial liabilities	11	15	9,195	4,683	13,893
Borrowing and onlending	21	6,222	75,974	19,824	102,020
Total		24,700,773	9,883,677	16,907,136	51,491,586

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024

	12/31/2023
	Note	Up to 3 months	3 months Up to 1 year	Above 1 year	Total
Financial assets
Cash and cash equivalents	8	4,259,379	—	—	4,259,379
Amounts due from financial institutions	9	3,718,506	—	—	3,718,506
Compulsory deposits at Central Bank of Brazil		2,664,415	—	—	2,664,415
Securities	10	412,674	290,149	16,165,289	16,868,112
Derivative financial assets	11	4,238	—	—	4,238
Loans and advances to customers	12.e	7,509,850	8,366,848	13,907,603	29,784,301
Other assets	17	—	—	109,682	109,682
Total		18,569,062	8,656,997	30,182,574	57,408,633

Financial liabilities
Liabilities with financial and similar institutions	18	7,913,830	1,608,639	—	9,522,469
Liabilities with customers	19	16,873,560	2,335,763	13,442,297	32,651,620
Securities issued	20	970,976	4,068,815	3,055,251	8,095,042
Derivative financial liabilities	11	295	9,686	5,082	15,063
Borrowing and onlending	21	5,283	81,839	20,290	107,412
Total		25,763,944	8,104,742	16,522,920	50,391,606
e.Financial assets and liabilities using a current/non-current classification
The table below represents Group’s current financial assets (realized within 12 months of the reporting date), non-current financial assets (realized more than 12 months after the reporting date) and current financial liabilities (it is due to be settled within 12 months of the reporting date) and non-current financial liabilities (is due to be settled more than 12 months after the reporting date):

		03/31/2024
	Note	Current	Non-current	Total
Assets
Cash and cash equivalents	8	2,830,310	—	2,830,310
Amounts due from financial institutions	9	4,051,287	—	4,051,287
Compulsory deposits at Central Bank of Brazil		2,925,658	—	2,925,658
Securities	10	902,322	17,264,929	18,167,251
Derivative financial assets	11	7,392	—	7,392
Loans and advances to customers, net of provisions for expected loss	12	13,706,014	15,120,985	28,826,999
Other assets	17	—	112,410	112,410
Total		24,422,983	32,498,324	56,921,307

Liabilities
Liabilities with financial institutions	18	10,483,087	—	10,483,087
Liabilities with customers	19	18,359,285	14,284,159	32,643,444
Securities issued	20	5,650,672	2,598,470	8,249,142
Derivative financial liabilities	11	9,210	4,683	13,893
Borrowing and onlending	21	82,196	19,824	102,020
Total		34,584,450	16,907,136	51,491,586

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024

		12/31/2023
	Note	Current	Non-current	Total
Assets
Cash and cash equivalents	8	4,259,379	—	4,259,379
Amounts due from financial institutions	9	3,718,506	—	3,718,506
Compulsory deposits at Central Bank of Brazil		2,664,415	—	2,664,415
Securities	10	702,823	16,165,289	16,868,112
Derivative financial assets	11	4,238	—	4,238
Loans and advances to customers, net of provisions for expected loss	12	14,117,647	13,751,812	27,869,459
Other assets	17	—	109,682	109,682
Total		25,467,008	30,026,783	55,493,791

Liabilities
Liabilities with financial institutions	18	9,522,469	—	9,522,469
Liabilities with customers	19	19,209,323	13,442,297	32,651,620
Securities issued	20	5,039,791	3,055,251	8,095,042
Derivative financial liabilities	11	9,981	5,082	15,063
Borrowing and onlending	21	87,122	20,290	107,412
Total		33,868,686	16,522,920	50,391,606
f.Market risk
Market risk is the possibility of losses resulting from fluctuations in the fair value of financial instruments held by the Institution and its subsidiaries, including the risks of transactions subject to changes in foreign exchange rates, interest rates, stock prices and commodity prices.
At Inter&Co, market risk management has, among others, the objective of supporting the business areas, establishing processes and implementing tools necessary for the assessment and control of related risks, allowing the measurement and monitoring of risk levels, as defined by Senior Management.
The market risk policy is monitored by the Asset and Liability Committee. Market risk controls allow the analytical assessment of information and are in a constant process of improvements. The Institution and its subsidiaries have improved the internal aspects of risk management and mitigation.
Measurement
Within the risk management process, Inter&Co classifies its operations, including derivative financial instruments, as follows:
•Trading book: considers all operations intended to be traded before their contractual maturity or intended to hedge the trading portfolio and which are not subject to limitations on their negotiability.
•Banking book: considers operations not classified in the trading portfolio, the main characteristic of which is the intention to hold the respective operations until maturity
In line with market practices, Inter&Co manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control and mitigate the exposures to market risks of its own positions. One of the methods of assessing the positions subject to market risk is the Value at Risk (VaR) model. The methodology used to calculate the VaR is the parametric model with a confidence level (CL) of 99% and a time horizon (TH) of twenty one days.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
We present below the 21-day VaR of the trading book:

R$ thousand	03/31/2024	12/31/2023
Risk factor
Price index coupons	5,831	2,730
Pre fixed interest rate	464	1,074
Foreign currency coupons	9	665
Foreign currencies	1,407	2,346
Subtotal	7,711	6,815

Diversification effects (correlation)	2,144	3,794
Value-at-Risk	5,567	3,021
We present below the VaR of the banking book:

R$ thousand	03/31/2024	12/31/2023
Risk factor
Price index coupons	597,021	425,156
Interest rate coupons	112,259	108,716
Pre fixed interest rate	21,342	49,019
Foreign currency coupon	27,053	—
Others	535	22,538
Subtotal	758,210	605,429

Diversification effects (correlation)	125,201	164,555
Value-at-Risk	633,009	440,874
g.Sensitivity analysis
To determine the sensitivity of the positions to market movements, a sensitivity analysis was carried out in different scenarios, considering the relevant risk factors in the period analyzed, and using scenarios that would negatively affect our positions, as follows:
•Scenario I: based on market information, shocks were applied and 1 basis point for interest rates and 1% variation for prices (foreign currencies and shares);
•Scenario II: shocks of 25% variation in market curves and prices were determined;
•Scenario III: shocks of 50% variation in market curves and prices were determined.
It should be noted that the impacts reflect a static view of the portfolio and that the dynamism of the market and the composition of the portfolio means that these positions change continuously and do not necessarily reflect the position demonstrated here. The group has a process of continuous monitoring of market risk and, in the event of position/portfolio deterioration, mitigating actions are taken to minimize possible negative effects.

Exposures - R$ thousand
Banking and Trading book	Scenarios					03/31/2024
Risk factor	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	increase	(4,922)	increase	(632,825)	increase	(1,172,942)
IGP-M coupon	increase	(19)	—	(2,618)	increase	(5,079)
Pre-fixed rate	increase	(1,783)	increase	(438,939)	increase	(833,884)
TR coupon	increase	(749)	increase	(160,770)	increase	(283,702)
USD coupon	increase	(577)	increase	(66,577)	increase	(120,540)

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024

Exposures - R$ thousand
Banking and Trading book	Scenarios					12/31/2023
Risk factor	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	increase	(4,737)	increase	(561,583)	increase	(1,046,456)
IGP-M coupon	increase	(16)	0	—	increase	(549)
Pre-fixed rate	increase	(1,533)	increase	(367,626)	increase	(707,232)
TR coupon	increase	(800)	increase	(163,354)	increase	(289,028)
USD coupon	decrease	(5)	decrease	(718)	decrease	(1,447)
h.Operational risk
Policy
Operational Risk Management aims to identify, evaluate and monitor risks, being defined as the risk of losses resulting from inadequate or failed internal processes, people and systems or external events. This definition includes legal risk, but excludes strategic and reputational risk.
The operational risk events can be classified:
•Internal fraud;
•External fraud;
•Employment practices and workplace safety;
•Clients, products and business practices;
•Damage of physical assets;
•Business disruption and system failures, execution; and
•Delivery and process management.
We adopt the three lines of defense model, the structure and activities of the three lines often varies, depending on the bank’s portfolio of products, activities, processes and systems; the bank’s size; and its risk management approach. A strong risk culture and good communication among the three lines of defense are important characteristics of good operational risk governance.
Phases of the Management Process
Qualitative Evaluation
The qualitative assessment uses a scale which considers measures for probability and impact, taking into account the vulnerabilities and threats that, combined, determine the level of risk exposure to each event. Identification and verification is performed by in-person monitoring, interviews and workshops with the managers and employees from all operational areas, business partners and business units.
The identified risks are categorized and organized by risk factors.
Quantitative Evaluation
In the quantitative assessment of operational risk, the Group maintains an internal database fed by various sources of information. This contains descriptions and details of operational losses. In the quantitative assessment, information from external sources deemed reliable and relevant to the businesses of the Group may also be used.
Monitoring
An effective risk management process requires a communication and review structure that ensures the correct, effective and timely identification and assessment of the risks. In addition, it also seeks to assure that controls and responses to these risks are implemented.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
Control tests and regular audits intended to verify compliance with applicable policies and standards are performed. The monitoring and review process seeks to verify whether:
•The adopted measures have achieved the intended results;
•The procedures adopted and the information gathered to perform the assessment were appropriate;
•Higher levels of knowledge may have contributed to make better decisions; and
•There is an effective possibility of obtaining information for future assessments.
7.Fair values of financial instruments
a.Financial instruments – Classification and fair values
Financial Instruments are classified into the following categories:
•Amortized cost;
•Fair value through other comprehensive income (FVOCI); and
•Fair value through profit or loss (FVTPL).
The fair value of a financial asset or liability is measured using one of three approaches below, weighting the levels of the fair value hierarchy as follows:
•Level I – instruments with prices traded in the active market;
•Level II – using financial valuation techniques, weighing data and market variables; and
•Level III – uses meaningful variables that are not based on market data.
The following table sets forth the breakdown of financial assets and liabilities according to the accounting classification. It also shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy. It does not include information on the fair value of financial assets and liabilities, when the carrying amount is a reasonable approximation of the fair value.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024

As of March 31, 2024
Financial assets	Level 1	Level 2	Level 3 (*)	Fair value	Carrying amount
Amortized cost	—	—	112,410	112,410	39,892,081
Loans and advances to customers, net of provisions for expected loss	—	—	—	—	28,826,999
Amounts due from financial institutions	—	—	—	—	4,051,287
Deposits at Central Bank of Brazil	—	—	—	—	2,925,658
Cash and cash equivalents	—	—	—	—	2,830,310
Brazilian government securities	—	—	—	—	669,063
Rural product bill	—	—	—	—	439,425
Other assets			112,410	112,410	112,410
Debentures	—	—	—	—	36,929

Fair value through profit or loss	499,018	1,301,044	—	1,800,062	1,800,062
Bonds and shares issued by non-financial companies	—	768,441	—	768,441	768,441
Brazilian government securities	499,018	—	—	499,018	499,018
Investment funds quotas	—	499,343	—	499,343	499,343
Securities issued by financial institutions	—	33,260	—	33,260	33,260

Derivative financial assets	—	7,392	—	7,392	7,392
Derivative financial assets	—	7,392	—	7,392	7,392

Fair value through other comprehensive income	14,571,711	650,061	—	15,221,772	15,221,772
Brazilian government securities	14,571,711	—	—	14,571,711	14,571,711
Bonds and shares issued by non-financial companies	—	650,061	—	650,061	650,061

Total	15,070,729	1,958,497	112,410	17,141,636	56,921,307

Financial liabilities	Level 1	Level 2	Level 3 (*)	Fair value	Carrying amount
Amortized cost	—	—	—	—	51,477,693
Liabilities with customers	—	—	—	—	32,643,444
Liabilities with financial institutions	—	—	—	—	10,483,087
Securities issued	—	—	—	—	8,249,142
Borrowing and onlending	—	—	—	—	102,020

Derivative financial liabilities	—	13,893	—	13,893	13,893
Derivative financial liabilities	—	13,893	—	13,893	13,893

Total	—	13,893	—	13,893	51,491,586

(*)    The financial assets classified as “Level 3” consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$45,000 and contingent consideration will be based on the results of Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024

As of December 31, 2023
Financial assets	Level 1	Level 2	Level 3 (*)	Fair value	Carrying amount
Amortized cost	—	—	109,682	109,682	39,810,016
Loans and advances to customers, net of provisions for expected loss	—	—	—	—	27,900,543
Cash and cash equivalents	—	—	—	—	4,259,379
Amounts due from financial institutions	—	—	—	—	3,718,506
Deposits at Central Bank of Brazil	—	—	—	—	2,664,415
Brazilian government securities	—	—	—	—	665,413
Rural product bill	—	—	—	—	459,298
Other assets	—	—	109,682	109,682	109,682
Debentures	—	—	—	—	32,780

Fair value through profit or loss	451,946	1,026,654	—	1,478,600	1,478,600
Bonds and shares issued by non-financial companies	60	629,237	—	629,297	629,297
Securities issued by financial institutions	447,912	—	—	447,912	447,912
Investment funds quotas	3,974	354,358	—	358,332	358,332
Brazilian government securities	—	43,059	—	43,059	43,059

Derivative financial assets	—	4,238	—	4,238	4,238
Derivative financial assets	—	4,238	—	4,238	4,238

Fair value through other comprehensive income	13,560,072	671,949	—	14,232,021	14,232,021
Brazilian government securities	13,560,072	—	—	13,560,072	13,560,072
Bonds and shares issued by non-financial companies	—	671,949	—	671,949	671,949

Total	14,012,018	1,702,841	109,682	15,824,541	55,524,875

Financial liabilities	Level 1	Level 2	Level 3 (*)	Fair value	Carrying amount
Amortized cost	—	—	—	—	50,376,543
Liabilities with customers	—	—	—	—	32,651,620
Liabilities with financial institutions	—	—	—	—	9,522,469
Securities issued	—	—	—	—	8,095,042
Borrowing and onlending	—	—	—	—	107,412

Derivative financial liabilities	—	15,063	—	15,063	15,063
Derivative financial liabilities	—	15,063	—	15,063	15,063

Total	—	15,063	—	15,063	50,391,606

(*)    The financial assets classified as “Level 3” consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$45,000 and contingent consideration will be based on the results of Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
The methodology used for the measurement of financial assets and liabilities classified as “Level 2” (derivative financial instruments and securities) is the discounted present value technique, using the market rates disclosed by ANBIMA - “Brazilian Association of Financial and Capital Market Entities”, IBGE – “Brazilian Institute of Geography and Statistics” and B3.
Reconciliation of Level 3 fair value
The following table shows a reconciliation of the opening balances to the closing balances investments categorized as Level 3:

Others assets
Financial assets at fair value through profit or loss
Balance at January 1, 2024	109,682
Total gains or losses (realized / unrealized)	2,728
Balance at March 31, 2024	112,410
During the period ended March 31, 2024, there were no change in the measurement method of financial assets and liabilities that entailed reclassification of financial assets and liabilities among the different levels of the fair value hierarchy.
8.Cash and cash equivalents

	03/31/2024	12/31/2023
Cash and cash equivalents in national currency	481,790	941,584
Cash and cash equivalents in foreign currency	367,680	225,308
Reverse repurchase agreements (a)	1,980,840	3,092,487
Total	2,830,310	4,259,379

(a)    Refers to operations (substantially interbank deposit investments) whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value.
9.Amounts due from financial institutions, net of provisions for expected loss

	03/31/2024	12/31/2023
Interbank deposit investments	2,609,001	2,451,736
Loans to financial institutions (a)	1,284,997	1,236,536
Interbank onlending	158,603	31,487
Expected loss	(1,313)	(1,253)
Total	4,051,287	3,718,506

(a)    Refers substantially to the anticipation of receivables.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
10.Securities, net of provisions for expected loss
a.Composition of securities net of expected losses:

	03/31/2024	12/31/2023
Fair value through other comprehensive income - FVOCI
Financial treasury bills (LFT)	10,123,475	9,212,930
National treasury notes (NTN)	3,841,327	3,931,671
National treasury bills (LTN)	606,909	415,471
Commercial promissory notes	318,130	214,157
Debentures	226,173	330,705
Certificates of real estate receivables	57,007	104,270
Certificates of agricultural receivables	48,751	22,817
Subtotal	15,221,772	14,232,021

Amortized cost
National treasury notes (NTN)	669,063	665,413
Rural product bill	439,425	459,298
Debentures	36,929	32,780
Subtotal	1,145,417	1,157,491

Fair value through profit or loss - FVTPL
Investment fund quotas	499,502	358,332
Financial treasury bills (LFT)	462,780	420,336
Debentures	314,599	281,566
Certificates of real estate receivables	250,782	182,319
Certificates of agricultural receivables	98,145	64,371
Financial bills	81,480	73,808
Bank deposit certificates	46,307	55,597
National treasury notes (NTN)	36,238	27,576
Agribusiness credit bills (LCA)	8,984	10,684
Real estate credit bills (LCI)	1,109	1,352
Commercial promissory notes	136	2,659
Subtotal	1,800,062	1,478,600

Total	18,167,251	16,868,112
As of March 31, 2024, the expected loss value of securities was R$ (27,262),(December 31, 2023: R$ (33,701))

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
b.Breakdown of the carrying amount of securities by maturity, net of losses

	03/31/2024
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	—	15,536	1,837,493	5,650,547	7,718,196	15,221,772
Financial treasury bills (LFT)	—	—	412,414	4,562,720	5,148,341	10,123,475
National treasury notes (NTN)	—	—	1,234,775	437,563	2,168,989	3,841,327
National treasury bills (LTN)	—	—	—	419,481	187,428	606,909
Commercial promissory notes	—	—	146,897	70,705	100,528	318,130
Debentures	—	15,536	18,355	136,379	55,903	226,173
Certificates of real estate receivables	—	—	—	—	57,007	57,007
Certificates of agricultural receivables	—	—	25,052	23,699	—	48,751

Amortized cost	136,293	126,443	199,185	14,433	669,063	1,145,417
National treasury notes (NTN)	—	—	—	—	669,063	669,063
Rural product bill	115,685	126,443	182,864	14,433	—	439,425
Debentures	20,608	—	16,321	—	—	36,929

Fair value through profit or loss - FVTPL	576,224	47,826	476,568	336,701	362,743	1,800,062
Investment fund quotas	493,814	1,987	—	3,701	—	499,502
Financial treasury bills (LFT)	50,304	21,574	367,944	1,472	21,486	462,780
Debentures	7,665	1,760	11,822	234,345	59,007	314,599
Certificates of real estate receivables	46	725	2,080	23,487	224,444	250,782
Certificates of agricultural receivables	52	132	29,147	41,138	27,676	98,145
Financial bills	11,087	12,850	27,833	21,204	8,506	81,480
Bank deposit certificates	12,820	7,105	9,425	9,922	7,035	46,307
National treasury notes (NTN)	—	481	21,902	—	13,855	36,238
Agribusiness credit bills (LCA)	351	900	6,028	971	734	8,984
Real estate credit bills (LCI)	85	312	251	461	—	1,109
Commercial promissory notes	—	—	136	—	—	136
Total	712,517	189,805	2,513,246	6,001,681	8,750,002	18,167,251

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024

	12/31/2023
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	—	22,176	478,209	4,389,513	9,342,123	14,232,021
Financial treasury bills (LFT)	—	—	135,277	2,478,757	6,598,896	9,212,930
National treasury notes (NTN)	—	—	177,973	1,288,316	2,465,382	3,931,671
National treasury bills (LTN)	—	—	—	415,471	—	415,471
Debentures	—	22,176	19,968	114,986	173,575	330,705
Commercial promissory notes	—	—	144,991	69,166	—	214,157
Certificates of real estate receivables	—	—	—	—	104,270	104,270
Certificates of agricultural receivables	—	—	—	22,817	—	22,817

Amortized cost	44,649	212,869	218,201	16,359	665,413	1,157,491
National treasury notes (NTN)	—	—	—	—	665,413	665,413
Rural product bill	44,649	192,874	205,416	16,359	—	459,298
Debentures	—	19,995	12,785	—	—	32,780

Fair value through profit or loss - FVTPL	368,025	55,104	422,135	218,214	415,122	1,478,600
Financial treasury bills (LFT)	4,065	671	320,737	86,496	8,367	420,336
Investment fund quotas	358,332	—	—	—	—	358,332
Debentures	3	5,974	25,383	18,422	231,784	281,566
Certificates of real estate receivables	—	966	2,138	62,714	116,501	182,319
Financial bills	939	26,049	21,305	16,935	8,580	73,808
Certificates of agricultural receivables	—	17	3,256	26,999	34,099	64,371
Bank deposit certificates	4,117	14,734	24,215	4,863	7,668	55,597
National treasury notes (NTN)	—	—	19,942	—	7,634	27,576
Agribusiness credit bills (LCA)	450	3,932	4,368	1,445	489	10,684
Commercial promissory notes	—	2,659	—	—	—	2,659
Real estate credit bills (LCI)	119	102	791	340	—	1,352
Total	412,674	290,149	1,118,545	4,624,086	10,422,658	16,868,112
11.Derivative financial instruments
Inter engages in operations involving financial derivative instruments in the institution's risk management, as well as to meet the demands of its customers. These operations involve swaps, indices, and terms derivatives.
a.Derivative financial instruments – adjustment to fair value by maturity

	Notional	Amortized cost	Fair value	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	03/31/2024	12/31/2023
Assets
Forward derivatives	6,819	7,392	7,392	6,822	570	—	—	7,392	4,213
Future derivatives	26,463	—	—	—	—	—	—	—	25
Total assets	33,282	7,392	7,392	6,822	570	—	—	7,392	4,238

Liabilities
Swap derivatives	40,500	(13,811)	(13,818)	—	(9,135)	(4,683)	—	(13,818)	(14,665)
Forward derivatives	4,830	(75)	(75)	(15)	(60)	—	—	(75)	(398)
Future derivatives	7,466,784	—	—	—	—	—	—	—	—
Total liabilities	7,512,114	(13,886)	(13,893)	(15)	(9,195)	(4,683)	—	(13,893)	(15,063)

Net effect	7,545,396	(6,494)	(6,501)	6,807	(8,625)	(4,683)	—	(6,501)	(10,825)

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
b.Forward, future and swap contracts – notional value
Below is the reference value of all derivatives by maturity:

	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	03/31/2024	12/31/2023
Long position	30,269	5,739	—	—	36,008	146,040
Forward derivatives	6,396	3,149	—	—	9,545	24,223
Future derivatives	23,873	2,590	—	—	26,463	121,817

Short position	1,154,388	1,331,813	2,403,084	2,620,103	7,509,388	6,380,611
Swap derivatives	—	27,000	13,500	—	40,500	40,500
Forward derivatives	—	2,103	—	—	2,103	2,103
Future derivatives	1,154,388	1,302,710	2,389,584	2,620,103	7,466,785	6,338,008
Total	1,184,657	1,337,552	2,403,084	2,620,103	7,545,396	6,526,651
Swap derivatives: The swaps were carried out with the purpose of mitigating the market risk associated with the mismatch between the indexes of the mortgage loan portfolio and the indexes of the funding portfolio. As of March 31, 2024, Inter had swap contracts in which one leg is indexed to CDI and the other leg is indexed IGP-M, with deposit of guarantee margin and recognized at their fair value.
Forward derivatives: Forward derivatives were carried out both to mitigate the market risks arising from Inter's exposure and to meet specific customer demands. Forward derivatives consider the purchase or sale of a certain asset based on a previously agreed price, with settlement at a future date.
Futures derivatives: Futures derivatives were entered into with the aim of mitigating (i) the risks arising from exposures linked to the exchange rate, including investments abroad, as well as (ii) the risks arising from the mismatch of interest rates on asset positions and funding rates.
Transactions involving derivative financial instruments (futures, currency forwards and swaps) are held in custody at B3 S.A. – Brasil, Bolsa, Balcão.
c.Hedge accounting - exposure
Inter applies hedge accounting for certain of its loans and advances to customers. Inter’s swaps are classified as hedging instruments in a Fair Value Hedge hedging the risks related to a portion of the real estate portfolio which is indexed to inflation rates. The hedged contracts from the real estate portfolio are measured at fair value in relation to the specific risk of being hedged.
Inter uses financial instruments to mitigate the impact of exchange rate variations on foreign investments in its accounting. Effective gains and losses on these instruments are recognized in a specific equity account in other comprehensive income, net of tax effects, and are only transferred to profit or loss in the event of hedge ineffectiveness or partial/total sale of the operation abroad. Ineffective hedge losses are recognized directly in profit or loss.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024

	03/31/2024	12/31/2023
Hedge instruments	6,696,623	5,811,750
Future DI (a)	4,202,501	3,755,670
IPCA (c)	2,117,331	1,728,330
Future dollar (b)	305,002	256,589
Swap (c)	71,789	71,161

Hedge object	6,724,860	5,826,436
Loans (a)	4,218,944	3,761,467
Investment abroad (b)	303,660	262,947
Real estate loans (c)	2,202,256	1,802,022

(a) Refers to loan portfolios, including advance FGTS withdrawals and payroll loans;
(b) Used to protect investments in subsidiaries abroad.
(c) Refers to the real estate loan portfolio
12.Loans and advances to customers, net of provisions for expected loss
a.Breakdown of balance

	03/31/2024		12/31/2023
Credit card	10,111,845	32.76%	9,461,277	31.77%
Real estate loans	9,124,375	29.57%	8,583,568	28.82%
Personal loans	7,437,795	24.10%	7,138,744	23.97%
Business loans	3,376,688	10.94%	3,855,754	12.95%
Agribusiness loans	807,924	2.62%	744,958	2.50%
Total	30,858,627	100.00%	29,784,301	100.00%

Provision for expected loss	(2,031,628)		(1,883,758)

Net balance	28,826,999		27,900,543
b.Concentration of the portfolio

	03/31/2024		12/31/2023
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	377,380	1.22%	339,130	1.14%
10 largest debtors	1,382,094	4.48%	1,520,664	5.11%
20 largest debtors	1,939,755	6.29%	2,140,098	7.19%
50 largest debtors	2,856,778	9.26%	3,225,766	10.83%
100 largest debtors	3,647,139	11.82%	4,147,360	13.92%
c.Breakdown by maturity

	03/31/2024	12/31/2023
Overdue by 1 day or more	2,989,093	3,599,256
To fall due in up to 3 months	3,422,391	3,910,594
To fall due between 3 to 12 months	9,160,961	8,366,848
To fall due in more than 12 months	15,286,182	13,907,603
Total	30,858,627	29,784,301

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
d.Concentration by economic sector

	03/31/2024	12/31/2023
Financial activities	1,872,672	1,708,407
Construction	1,830,896	1,885,772
Industries	1,447,383	1,396,046
Trade	1,390,343	1,490,290
Administrative activities	1,097,119	1,529,880
Agriculture	174,469	150,896
Other segments (a)	1,092,090	1,433,467
Business clients	8,904,972	9,594,758
Individual clients	21,953,655	20,189,543
Total	30,858,627	29,784,301

(a) Mainly refers to real estate activities, communication services, transport, storage and mailing.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
e.Analysis of changes in loans and advances to customers by stage:

Stage 1	Opening balance at 01/01/2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 03/31/2024	Ending balance at 12/31/2023
Credit card	8,073,708	(343,168)	—	22,750	—	(964,105)	—	1,783,330	8,572,515	8,073,708
Real estate loans	7,931,469	(396,721)	—	208,916	—	(248,099)	—	844,068	8,339,633	7,931,469
Personal loans	6,533,589	(257,010)	(322)	94,104	64	(412,417)	—	762,556	6,720,564	6,533,589
Business loans	3,829,413	(29,702)	—	8,081	—	(2,260,773)	—	1,791,501	3,338,520	3,829,413
Agribusiness loans	738,126	—	—	—	—	(71,855)	—	134,799	801,070	738,126
Total	27,106,305	(1,026,601)	(322)	333,851	64	(3,957,249)	—	5,316,254	27,772,302	27,106,305

Stage 2	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 03/31/2024	Ending balance at 12/31/2023
Credit card	405,996	(22,750)	(509,535)	343,168	—	(378,397)	—	612,111	450,593	405,996
Real estate loans	515,047	(208,916)	(149,580)	396,721	94,911	(22,077)	—	(5,857)	620,249	515,047
Personal loans	317,462	(94,104)	(112,766)	257,010	31,810	(117,402)	—	154,438	436,448	317,462
Business loans	10,200	(8,081)	(15,224)	29,702	389	(11)	—	(479)	16,496	10,200
Agribusiness loans	3,441	—	(3,463)	—	—	—	—	22	—	3,441
Total	1,252,146	(333,851)	(790,568)	1,026,601	127,110	(517,887)	—	760,235	1,523,786	1,252,146

Stage 3	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 03/31/2024	Ending balance at 12/31/2023
Credit card	981,573	—	—	—	509,535	(140,219)	(256,871)	(5,281)	1,088,737	981,573
Real estate loans	137,052	—	(94,911)	—	149,580	(20,264)	(5,285)	(1,679)	164,493	137,052
Personal loans	287,693	(64)	(31,810)	322	112,766	(43,521)	(56,590)	11,987	280,783	287,693
Business loans	16,141	—	(389)	—	15,224	(1,887)	(5,186)	(2,231)	21,672	16,141
Agribusiness loans	3,391	—	—	—	3,463	—	—	—	6,854	3,391
Total	1,425,850	(64)	(127,110)	322	790,568	(205,891)	(323,932)	2,796	1,562,539	1,425,850

Consolidated					Opening balance at 01/01/2024	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 03/31/2024	Ending balance at 12/31/2023
Credit card					9,461,277	(1,482,721)	(256,871)	2,390,160	10,111,845	9,461,277
Real estate loans					8,583,568	(290,440)	(5,285)	836,532	9,124,375	8,583,568
Personal loans					7,138,744	(573,340)	(56,590)	928,981	7,437,795	7,138,744
Business loans					3,855,754	(2,262,671)	(5,186)	1,788,791	3,376,688	3,855,754
Agribusiness loans					744,958	(71,855)	—	134,821	807,924	744,958
Total					29,784,301	(4,681,027)	(323,932)	6,079,285	30,858,627	29,784,301

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
f.Analysis of changes in expected losses by stage

Stage 1	Opening balance at 01/01/2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 03/31/2024	Ending balance at 12/31/2023
Credit card	408,412	(173,492)	—	5,190	—	—	138,201	378,311	408,412
Real estate loans	49,930	(36,492)	—	6,422	—	—	35,001	54,861	49,930
Personal loans	106,635	(55,716)	(278)	3,295	5	—	43,537	97,478	106,635
Business loans	12,859	(2,910)	—	40	—	—	969	10,958	12,859
Agribusiness loans	11,122	—	—	—	—	—	941	12,063	11,122
Total	588,958	(268,610)	(278)	14,947	5	—	218,649	553,671	588,958

Stage 2	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 03/31/2024	Ending balance at 12/31/2023
Credit card	225,771	(5,190)	(344,300)	173,492	—	—	210,514	260,287	225,771
Real estate loans	39,710	(6,422)	(31,584)	36,492	7,766	—	672	46,634	39,710
Personal loans	89,687	(3,295)	(72,945)	55,716	4,562	—	46,111	119,836	89,687
Business loans	789	(40)	(2,658)	2,910	29	—	1,032	2,062	789
Agribusiness loans	947	—	(1,661)	—	—	—	714	—	947
Total	356,904	(14,947)	(453,148)	268,610	12,357	—	259,043	428,819	356,904

Stage 3	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 03/31/2024	Ending balance at 12/31/2023
Credit card	708,986	—	—	—	344,300	(256,871)	9,606	806,021	708,986
Real estate loans	44,092	—	(7,766)	—	31,584	(5,285)	(9,258)	53,367	44,092
Personal loans	208,043	(5)	(4,562)	278	72,945	(56,590)	(12,680)	207,429	208,043
Business loans	6,231	—	(29)	—	2,658	(5,186)	2,302	5,976	6,231
Agribusiness loans	1,628	—	—	—	1,661	—	113	3,402	1,628
Total	968,980	(5)	(12,357)	278	453,148	(323,932)	(9,917)	1,076,195	968,980

Consolidated					Opening balance at 01/01/2024	Write-off for loss	Constitution/ (Reversal) (a)	Ending balance at 3/31/2024	Ending balance at 12/31/2023
Credit card					1,343,169	(256,871)	358,321	1,444,619	1,343,169
Real estate loans					133,732	(5,285)	26,415	154,862	133,732
Personal loans					404,365	(56,590)	76,968	424,743	404,365
Business loans					19,879	(5,186)	4,303	18,996	19,879
Agribusiness loans					13,697	—	1,768	15,465	13,697
Total					1,914,842	(323,932)	467,775	2,058,685	1,914,842

(a) The movement includes the values of provisions for commitments as shown in note 23.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
13.Non-current assets held for sale
The balance of non-current assets held for sale comprises assets originally received as collateral for loans and advances to customers, which were repossessed. The amount of real state held for sale on March 31, 2024 was R$ 173,712 (December 31, 2023: R$ 174,355).
14.Equity accounted investees
a.Equity:

	% in share capital		Equity accounted investees
Investees	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Granito Soluções em Pagamento S.A. (a)	50.00%	50.00%	78,010	80,233
Total			78,010	80,233
Other investments			11,559	10,401
Total			89,569	90,634
b.Loss from equity interests in associates:

Investees	03/31/2024	03/31/2023
Granito Soluções em Pagamento S.A.	(2,223)	(3,061)
Total	(2,223)	(3,061)
15.Property and equipment
a.Breakdown of property and equipment:

		03/31/2024
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount
Right-of-use assets - buildings and equipment	4% to 10%	129,593	(9,288)	120,305
Buildings	4%	39,088	(11,776)	27,312
Furniture and equipment	10%	45,101	(11,146)	33,955
Data processing systems	20%	16,912	(13,428)	3,484
Construction in progress	—	2,020	—	2,020
Total		232,714	(45,638)	187,076

		12/31/2023
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount
Right-of-use assets - buildings and equipment	4% to 10%	117,873	(9,193)	108,680
Buildings	4%	39,062	(10,896)	28,166
Furniture and equipment	10%	35,508	(10,370)	25,138
Data processing systems	20%	16,907	(13,364)	3,543
Construction in progress	—	2,020	—	2,020
Total		211,370	(43,823)	167,547

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
b.Changes in property and equipment:

	Balance at 12/31/2023	Addition	Transfer	Write-offs	Exchange rate changes	Balance at 03/31/2024
Historical cost
Buildings	39,062	26	—	—	—	39,088
Furniture and equipment	35,508	9,654	—	—	(61)	45,101
Data processing systems	16,907	5	—	—	—	16,912
Construction in progress	2,020	—	—	—	—	2,020
Total	93,497	9,685	—	—	(61)	103,121

Accumulated depreciation
Buildings	(10,896)	(880)	—	—	—	(11,776)
Furniture and equipment	(10,370)	(776)	—	—	—	(11,146)
Data processing systems	(13,364)	(64)	—	—	—	(13,428)
Total	(34,630)	(1,720)	—	—	—	(36,350)

Total	58,867	7,965	—	—	(61)	66,771

	Balance at 12/31/2022	Addition	Business Combination	Transfer	Write-offs	Balance at 03/31/2023
Historical cost
Buildings	37,447	685	—	11	—	38,143
Furniture and equipment	23,601	1,913	—	(11)	(149)	25,075
Data processing systems	15,636	21	—	—	—	15,657
Construction in progress	1,794	85	—	—	—	1,879
Total	78,478	2,704	—	—	(149)	80,754

Accumulated depreciation
Buildings	(25,149)	(1,492)	—	—		(26,641)
Furniture and equipment	(2,069)	(117)	—	303	99	(1,645)
Data processing systems	(11)	(60)	—	(303)	3	(371)
Total	(27,229)	(1,669)	—	—	102	(28,657)

Total	51,249	1,035	—	—	(47)	52,097
c.     Right-of-use assets

Buildings and equipment
Balance at January 1, 2024	108,680
Depreciation charge for the year	(95)
Updates	11,720
Balance at March 31, 2024	120,305

Buildings and equipment
Balance at January 1, 2023	136,771
Additions to right-of-use assets	3,425
Depreciation charge for the year	(1,577)
Lease termination of non-renewed contracts/write-offs	(29,939)
Balance at December 31, 2023	108,680

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
16.Intangible assets
a.Breakdown of intangible assets

		03/31/2024			12/31/2023
	Annual amortization rate	Historical cost	(Accumulated amortization)	Carrying Amount	Historical cost	(Accumulated amortization)	Carrying Amount
Development costs	20%	371,045	(134,746)	236,299	360,818	(119,107)	241,711
Intangible assets in progress	—	339,088	—	339,088	288,045	—	288,045
Software	17%	686,898	(307,973)	378,925	457,210	(283,993)	173,217
Customer portfolio	20%	13,965	(7,835)	6,130	13,965	(7,369)	6,596
Goodwill	—	635,735	—	635,735	635,735	—	635,735
Total		2,046,731	(450,554)	1,596,177	1,755,773	(410,469)	1,345,304
b.Changes in intangible assets

	12/31/2023	Addition	Write-offs	Transfers	Business Combination	Amortization	03/31/2024
Development costs	241,711	—	—	10,227	—	(15,639)	236,299
Intangible assets in progress	288,045	66,078	(6,343)	(8,692)	—	—	339,088
Software	173,217	231,449	(226)	(1,535)	—	(23,980)	378,925
Customer portfolio	6,596	—	—	—	—	(466)	6,130
Goodwill	635,735	—	—	—	—	—	635,735
Total	1,345,304	297,527	(6,569)	—	—	(40,085)	1,596,177

	12/31/2022	Addition	Write-offs	Transfers	Business Combination	Amortization	03/31/2023
Development costs	185,565	—	—	33,680	—	(25,887)	193,358
Intangible assets in progress	279,675	44,588	—	(35,975)	—	—	288,288
Software	132,217	23,195	—	2,295	—	(8,704)	149,003
Customer portfolio	8,376	—	—	—	—	(380)	7,996
Goodwill	632,796	—	—	—	2,982	—	635,778
Total	1,238,629	67,783	—	—	2,982	(34,971)	1,274,423

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
17.Other assets

	03/31/2024	12/31/2023
Recoverable taxes	449,950	327,585
Prepaid expenses (a)	412,723	351,627
Commissions and bonus receivable (b)	284,337	226,520
Premium or discount on transfer of financial assets	223,606	189,019
Pending settlements (c)	209,064	148,613
Sundry debtors (d)	166,115	171,143
Amount receivable from the sale of investments	112,410	109,682
Unbilled services provided	67,119	55,659
Agreements on sales of properties receivable	48,964	45,961
Dividends receivable	37,796	—
Advances to third parties	26,087	29,690
Early settlement of credit operations	22,946	79,278
Others (e)	547,910	390,452
Total	2,609,027	2,125,229

(a)    Refer substantially to the cost of acquisition of digital account customers and expenses on portability to process;
(b)    Refers mainly to bonus receivable from the commercial agreement signed with Mastercard, Liberty and Sompo;
(c)     Pending settlements: mainly refers to settlement balances receivable from B3 and the transshipment of weekend settlements into the credit card product.
(d)    Refers mainly to portability amounts to be processed, credit card amounts to be processed, negotiation and intermediation of amounts and debtors by judicial deposit. and;
(e)     Previously presented as “Foreign Exchange Operations” and “Other Securities”.
18.Liabilities with financial institutions

	03/31/2024	12/31/2023
Payables with credit card network	7,642,608	6,801,035
Interbank deposits	1,681,142	1,647,866
Securities sold under agreements to repurchase	1,107,833	1,011,092
Others	51,504	62,476
Total	10,483,087	9,522,469
19.Liabilities with customers

	03/31/2024	12/31/2023
Time deposits	29,169,019	28,158,459
Demand deposits	1,593,427	2,572,536
Savings deposits	1,549,652	1,540,604
Creditors by resources to release	331,346	380,021
Total	32,643,444	32,651,620

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
20.Securities issued

	03/31/2024	03/31/2023
Real estate credit bills	7,937,181	7,898,500
Financial Bills	171,273	147,876
Agribusiness credit bills	140,688	48,666
Total	8,249,142	8,095,042
21.Borrowing and onlending

	03/31/2024	12/31/2023
Onlending obligations - Tesouro Funcafé (a)	75,973	81,838
Onlending obligations – Caixa Econômica Federal (b)	19,825	20,291
Onlending obligations – BNDES (c)	6,222	5,283
Total	102,020	107,412

(a) Refers to rural credit operations with Funcafé (at a fixed rate of 8% p.a.);
(b) Refers to on-lending operations for real estate loans taken out with Caixa Econômica Federal (at rates of between 4.5% and 6% p.a.; and
(c) Refers to Working Capital operations with BNDES (at a fixed rate of up to 6.87% p.a.).
22.Tax liabilities

	03/31/2024	12/31/2023
Income tax and social contribution	360,850	287,978
PIS/COFINS	31,367	27,717
INSS/FGTS	14,850	19,392
Others	32,059	28,175
Total	439,126	363,262
23.Provisions and contingent liabilities

	03/31/2024	12/31/2023
Provision for legal and administrative proceedings	42,946	39,368
Provision for expected credit losses on loan commitments (a)	27,057	31,084
Total	70,003	70,452

(a) Inter recognizes expected losses for financial assets on loan commitments that include both a used component and an unused loan commitment component. To the extent that the combined value of expected credit losses exceeds the gross carrying amount of the financial asset, the remaining balance is presented as a provision.
a.Provisions
The Group's legal entities, in the normal course of their activities, are parties to tax, social security, labor and civil lawsuits. The respective provisions were made taking into account the laws in force, the opinion of legal advisors, the nature and complexity of the cases, case law, past loss experience and other relevant criteria that allow the most adequate estimate.
i.Labor lawsuits
These are lawsuits filed seeking to obtain indemnities of a labor nature. Amounts provisioned are related to processes in which alleged labor rights are discussed, such as overtime and salary equalization. On an individual basis, amounts provided for labor lawsuits are not significant.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
ii.Civil lawsuits
The majority of lawsuits refer to indemnities for material and moral damages related to the Group’s products, such as payroll deductible loans, in addition to declaratory and remedial actions, compliance with the limit of a 30% deduction from a borrower's salary, presentation of documents and adjustment actions.
Changes in provisions

	Labor	Civil	Total
Balance at December 31, 2023	5,982	33,386	39,368
Constitution/increase in provision	1,094	8,440	9,534
Payments	(485)	(5,471)	(5,956)
Balance at March 31, 2024	6,591	36,355	42,946

Balance at December 31, 2022	3,788	24,330	28,118
Constitution/increase in provision	3,429	35,126	38,555
Payments	(1,235)	(26,070)	(27,305)
Balance at December 31, 2023	5,982	33,386	39,368
b.Contingent tax liabilities classified as possible losses
The main proceedings with this classification are:
i.Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, a tax assessment notice was issued (referring to some expenses considered as non-deductible) requiring the payment of amounts of income tax and social contribution related to the calendar years 2008 to 2009. As of March 31, 2024, these amounted to R$29,347 (R$33,390 as of December 31, 2023).
ii.COFINS
The Company is discussing its COFINS obligations from 1999 to 2008 in court, due to the Federal Revenue Service's understanding that financial revenues should be included in the calculation basis of this contribution. Inter has a Federal Supreme Court decision, dated December 19, 2005, granting the right to collect COFINS based only on the revenue from services rendered, instead of the total revenue that would include financial revenues.
In 2005, Inter obtained a favorable final and unappealable decision from the Federal Supreme Court, granting it the right to pay COFINS based only on the revenue from services rendered, instead of the total revenue that would include financial revenues.
During the period from 1999 to 2006, Inter made judicial deposits and/or made the payment of the obligation. In 2006, through a favorable decision by the Supreme Federal Court and the express consent of the Federal Revenue Service, Inter's judicial deposit was released. Additionally, the authorization to use the credits, for amounts previously overpaid, against current obligations, was homologated without challenge by the Federal Revenue Service on May 11, 2006. Subsequently, the Federal Revenue Service challenged the procedures adopted by Inter, applying the understanding that financial revenues should be included in the COFINS calculation basis.
After the enactment of Law 12.973/14, Inter modified its procedures to include financial revenues in the COFINS calculation basis and, therefore, all the taxable events involved in Inter’s discussions are prior to this law.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
Currently, the application of the res judicial (final and unappealable ruling) is being discussed in a lawsuit that ensured Inter the right not to pay COFINS on financial revenues.

Process type - COFINS	03/31/2024	12/31/2023
Action for the annulment of a tax debt	39,981	39,651
Infraction notice	24,108	24,132
Clearing Statement	1,277	1,261
Total	65,366	65,044
24.Other liabilities

	03/31/2024	12/31/2023
Payments to be processed (a)	1,108,782	1,150,536
Lease liabilities (Note 24.a)	132,265	120,395
Pending settlements (b)	120,125	118,307
Social and statutory provisions (c)	108,102	139,752
Agreements	50,292	27,979
Contract liabilities (d)	40,890	41,785
Other liabilities (e)	397,027	298,494
Total	1,957,483	1,897,248

(a)    The balance is substantially composed of: credit operation installments to be transferred, payment orders to be settled, suppliers to be paid, liabilities from business combination and fees to be paid;
(b)     Refer to customer operations intended for carrying out business with fixed income securities, shares, commodities and financial assets, which will be settled within a maximum period of D+5;
(c)    Previously presented as “Provisions for salaries, vacations and other labor charges”;
(d) The balance consists of amounts received, not yet recognized in the income statement arising from the exclusive contract for insurance products signed between the subsidiary Inter Digital Corretora and Consultoria de Seguros Ltda. (“Inter Seguros”) and Liberty Seguros.
(e) Includes obligations for right of use, as per explanatory note 37.
a.Lease liabilities
The changes in lease liabilities as of March 31, 2024 and year ended December 31, 2023 are as follows:

Balance at January 1, 2024	120,395
New contracts	—
Payments	(10,045)
Accrued interest	21,915
Ending balance at March 31, 2024	132,265

Balance at January 1, 2023	146,705
New contracts	3,460
Payments	(37,678)
Accrued interest	7,908
Ending balance at December 31, 2023	120,395

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
Lease maturity
The maturity of the lease liabilities as of March 31, 2024 and year ended December 31, 2023 is as follows:

	03/31/2024	12/31/2023
Up to 1 year	4,678	6,016
From 1 year to 5 years	13,945	10,431
Above 5 years	113,642	103,948
Total	132,265	120,395
25.Equity
a.Share capita

Date	Class A	Class B	Total
03/31/2024	321,953,435	117,037,105	438,990,540
12/31/2023	285,153,435	117,037,105	402,190,540
During 2023, we issued a total of 317,394 new Class A common shares to the beneficiaries of our incentive plans. We have also transferred the shares we held in treasury to the beneficiaries of our incentive plans. On December 31, 2023, we had a total of 321,953,435 Class A common shares and 117,037,105 issued as class B shares.
At March 31, 2024, Inter & Co, Inc.'s authorized share capital is US$50,000 divided into 20,000,000,000 shares with par value of US$0.0000025 each, of which (i) 10,000,000,000 class A shares, (ii) 5,000,000,000 class B shares and (iii) 5,000,000,000 shares with rights designated by the Company's Board of Directors. The share capital comprising shares issued refers to the authorized capital. The paid-up share capital of Inter & Co. Inc was R$13 at March 31, 2024 (December 31, 2023: R$13).
On January 16, 2024, Inter&Co announced the beginning of the public offering of 36,800,000 (thirty-six million eight hundred thousand) class A common shares. The offering was priced on January 18, 2024 at R$21.74 (US$ 4.40) per share and the final settlement of the offer occurred on February 20, 2024, resulting in a gross funding of R$820,503 and an equity securities issuance cost of R$ (38,466).
b.Reserves
As of March 31, 2024, the reserves amounted to R$9,116,496 (December 31, 2023: R$8,147,285).
c.Other comprehensive income
As of March 31, 2024, Inter & Co, Inc’s accumulated other comprehensive income in equity amounted to R$(711,252), (December 31, 2023: R$(675,488)), which comprises the fair value of financial assets at FVOCI and exchange rate change adjustments of subsidiary abroad and taxes.
d.Dividends and interest on equity
As of March 31, 2024, and for the year ended December 31, 2023, Inter & Co, Inc. did not announce the payment of dividends to its shareholders. As of March 31, 2024, Inter Food and Asset Gestão paid interest on equity/dividends to non-controlling shareholders in the amounts of R$1,396 and R$875. In the same period, Banco Inter and Marketplace made dividend payments in the amount of R$125,570 and R$433,752 to controlling shareholders.
In the year ended December 31, 2023, Banco Inter and Inter Holding distributed R$50,000 and R$25,781 in interest on equity to controlling shareholders. Inter Food paid dividends in the amount of R$23,600 to its non-controlling shareholders.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024

Company	03/31/2024	12/31/2023
Marketplace (a)	433,752	—
Banco Inter (b)	125,570	50,000
Inter Holding Fin (c)	—	25,781
Inter Food (d)	1,396	23,600
Inter Digital (d)	875	—
Total	561,593	99,381

(a) Amount paid to the controlling company Banco Inter;
(b) Amount paid to the controlling company Inter Holding;
(c) Amount paid to the controlling company Inter & Co, inc.;
(d) Amount paid to non-controlling parties.
e.Basic and diluted earnings (loss) per share
Basic and diluted earnings/(loss) per share is as follows:

	03/31/2024	03/31/2023
Profit (loss) attributable to Owners of the company (In thousands of Reais)	182,793	11,405
Average number of shares outstanding	425,997,486	401,558,541
Basic earnings (loss) per share (R$)	0.43	0.03
Diluted earnings (loss) per share (R$)	0.43	0.03
Basic and diluted earnings (loss) per share are presented based on the aggregate of the two classes, A and B, and are calculated by dividing the profit (loss) attributable to the parent company by the weighted average number of shares of each class outstanding in the years.
On March 31, 2024, Inter&Co reported dilutive effects for the purpose of calculating diluted earnings per share. These effects were due to shares granted under share-based payment plans, with a weighted average quantity of 2,488.947.
f.Non-controlling interest
As of March 31, 2024, the balance of non-controlling interests is R$145,978 (December 31, 2023: R$124,881).
g.Reflex reserve
As of March 31, 2024, the reserve reflex is R$8,007 (December 31, 2023: R$44,217). The reflex reserve is mainly composed by equity-settled share-based payment from Banco Inter.
h.Treasury shares
As of March 31, 2024, the treasury shares is R$(12,783), consisting of 125,325 class A shares.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
26.Interest income

	03/31/2024	03/31/2023
Interest income
Credit card	352,400	334,187
Personal loans	275,126	208,200
Real estate loans	296,201	215,670
Business loans	124,639	125,875
Amounts due from financial institutions	117,429	109,481
Prepayment of receivables (a)	59,662	—
Others	(7,926)	19,514
Total	1,217,531	1,012,927

Interest expenses
Term deposits	(432,673)	(362,910)
Funding in the open market (b)	(248,176)	(250,263)
Financial institutions deposits	(42,892)	(34,960)
Saving	(23,453)	(22,812)
Others	(15,053)	(1,826)
Total	(762,247)	(672,771)

(a) Previously presented in the line of “Loans and advances to customers”.
(b) Previously presented in the lines of “Securities issued” and “Securities acquired with agreements to resell”.
27.Income from securities and derivatives

	03/31/2024	03/31/2023
Income from securities (a)	446,719	370,924
Fair value through other comprehensive income	380,392	288,695
Fair value through profit or loss	49,226	39,277
Amortized cost	17,101	42,952
Income from Derivatives (a)	68,662	482
Future dolar contracts	3,594	13,826
Forward contracts	(1,212)	(180)
Futures contracts and swaps (b)	66,280	(13,164)
Total	515,381	371,406

(a) In 2023, management chose to change the form of disclosure of the explanatory note for the results of securities and derivatives for better presentation, with this, the “Results of securities” that were presented in explanatory note 10, came to be combined with the result of derivatives.
(b) For the period ended March 31, 2024, the fair value adjustment of the hedge object offset the effects of the result of derivatives subject to Hedge Accounting.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
28.Net revenues from services and commissions

	03/31/2024	03/31/2023
Interchange (a)	241,891	174,929
Commission and brokerage fees (b)	146,067	132,652
Banking and credit operations (d)	25,838	14,541
Investments (c)	28,732	20,220
Other	25,280	7,279
Cashback expenses (e)	(63,382)	(67,268)
Inter Loop (f)	(30,086)	—
Revenues from services and commissions	374,340	282,353

(a)     Refers to card operations.
(b)     Previously presented as ”Commissions”.
(c)     Previously presented in the lines “Asset management fees” and “Securities placement, custody and brokerage”.
(d)     Previously presented as “Income from bank fees”.
(e)     Refer to amounts paid to customers as an incentive to purchase or use products. This balance is deducted directly from revenue from services and commissions; and.
(f)     This is a loyalty and rewards program offered by Banco Inter. Through this program, bank customers accumulate points in their transactions and financial operations and can exchange them for benefits, discounts, products or services.
29.Other revenues

	03/31/2024	03/31/2023
Performance fees (a)	24,264	28,285
Revenue foreign exchange	21,756	14,919
Capital gains	3,255	2,938
Revenue from sale of goods	4,315	3,288
Others	36,367	16,447
Total	89,957	65,877

(a)     Consists substantially of the result of the commercial agreement between Inter and Mastercard, B3 and Liberty, which offers performance bonuses as the established goals are met.
30.Impairment losses on financial assets

	03/31/2024	03/31/2023
Impairment expense for loans and advances to customers	(467,775)	(365,759)
Recovery of written-off credits	54,009	14,040
Others	2,718	1,038
Total	(411,048)	(350,681)
31.Administrative expenses

	03/31/2024	12/31/2023
Data processing and information technology	(207,445)	(181,112)
Third party services and financial system services (a)	(67,177)	(92,025)
Advertisement and marketing	(34,101)	(20,038)
Rent, condominium fee and property maintenance	(17,622)	(16,030)
Provisions for contingencies	(9,534)	(10,228)
Insurance expenses	(4,609)	(8,195)
Portability expenses	(3,770)	(2,371)
Others (b)	(50,986)	(55,616)
Total	(395,244)	(385,615)

(a) Previously presented under the following lines: “Third party services” and “Financial system services”.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
(b) Previously presented in the following lines: (i) Communications; (ii) Customer refund resources; (iii) Expenses with Serasa; (iv) Transport and travel expenses; (v) Notary and court expenses; (vi) Discounts granted; (vii) Other expenses.
32.Personnel expenses

	03/31/2024	03/31/2023
Salaries (a)	(102,405)	(98,186)
Benefits (b)	(54,109)	(35,540)
Social security charges	(32,324)	(29,563)
Others	(1,625)	(9,123)
Total	(190,463)	(172,412)

(a)     Previously presented in the line of: (i) Salaries; (ii) Vacation expenses and 13th salary; and (iii) Remuneration of the executive board and the Board of Directors;
(b)     Previously presented in the line of: (i) Benefits and (ii) Profit sharing.
33. Tax expenses

	03/31/2024	03/31/2023
PIS/COFINS	(68,327)	(55,902)
ISSQN	(4,350)	(4,126)
INSS	(3,554)	(1,025)
Others	(10,100)	(7,818)
Total	(86,331)	(68,871)
34.Current and deferred income tax and social contribution
a.Amounts recognized in profit or loss for the period

	03/31/2024	03/31/2023
Current income tax and social contribution expenses
Current year	(87,923)	(28,325)
Deferred income tax and social contribution benefits (expenses)
Provision for impairment losses on loans and advances	32,036	24,045
Provision for contingencies	1,590	2,135
Adjustment of financial assets to fair value	(10,854)	5,764
Other temporary differences	26,404	(9,375)
Tax losses carried forward	(39,765)	24,075
Total deferred income tax and social contribution	9,411	46,644
Total income tax	(78,512)	18,319

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
b.Reconciliation of effective rate

	03/31/2024		12/31/2023
	Income tax		Income tax
Profit before tax		273,732		5,897
Tax average (a)	45%	(123,179)	45%	(2,654)

Tax effect of
Interest on capital distribution		17,008		—
Non-taxable income (non-deductible expenses) net		5,061		722
Tax incentives		771		—
Subsidiaries not subject to real profit taxation		10,238		20,251
Others		11,589		—
Total income tax		(78,512)		18,319

Effective tax rate		(29)%		311%

Total deferred income tax and social contribution		9,411		46,644
Total income tax and social contribution expenses		(87,923)		(28,325)

(a)    The result from Banco Inter represents the greatest impact on the total amount of taxes, so we present the tax rate of 45%, which is the nominal rate currently in force for banks under Brazilian legislation.
c.Changes in the balances of deferred taxes

	12/31/2023	Constitution	Realization	03/31/2024
Deferred tax assets
Provision for impairment losses on loans and advances	630,817	241,379	(208,545)	663,651
Adjustment of financial assets to fair value	137,729	142,165	(110,357)	169,537
Tax losses carried forward	164,831	14,337	(51,858)	127,310
Other temporary differences	82,438	40,669	(20,014)	103,093
Provision for contingencies	17,720	4,596	(3,805)	18,511
Subtotal	1,033,535	443,146	(394,579)	1,082,102

Deferred tax liabilities
Capital gains from assets in the business combination	(27,902)	—	869	(27,033)
Hedge Accounting	(4,637)	—	5,931	1,294
Ernout	—	(24,173)	—	(24,173)
Subtotal	(32,539)	(24,173)	6,800	(49,912)

Total net deferred tax assets (liabilities) (a)	1,000,996	418,973	(387,779)	1,032,190

(a)    The recognition of these deferred tax assets are based on the expectation of generating future taxable income and supported by technical studies and income projections.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024

	12/31/2022	Constitution	Realization	03/31/2023
Deferred tax assets
Provision for impairment losses on loans and advances	407,766	162,317	(138,272)	431,811
Provision for contingencies	12,664	4,705	(2,570)	14,799
Adjustment of financial assets to fair value	312,159	47,426	(56,160)	303,425
Other temporary differences	33,668	12,534	(19,852)	26,350
Tax losses carried forward	202,184	22,153	—	224,337
Provision for expected loss on financial instruments	9,707	—	(2,058)	7,649
Subtotal	978,148	249,135	(218,912)	1,008,371

Deferred tax liabilities
Others	(30,073)	—	435	(29,638)
Subtotal	(30,073)	—	435	(29,638)

Total net deferred tax assets (liabilities) (a)	948,075	249,135	(218,477)	978,733

(a)    The recognition of these deferred tax assets are based on the expectation of generating future taxable income and supported by technical studies and income projections.

35.Share-based payment
a.Share-based compensation agreements
a.1) Stock option plan - Banco Inter S.A.
Between February 2018 and January 2022, Banco Inter S.A. established stock option programs through which Inter managers and executives were granted options for the acquisition of Banco Inter S.A. Shares.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the migration of share-based payment plans, with the assumption by Inter&Co of the obligations of Banco Inter S.A. arising from the active plans and the respective programs. As a result of the corporate reorganization, the number of options held by each beneficiary was proportionally changed. Thus, for every 6 options to purchase common shares or preferred shares of Banco Inter S.A. the beneficiaries will have 1 option to purchase a Class A share of Inter&Co. In addition, the repricing of the exercise price of the options granted in 2022, which had not yet been granted, was approved. On the occasion of the repricing, the fair value of the options granted and not exercised was recalculated, and an additional amount of R$15,990 of incremental expense was calculated, to be appropriated until the final vesting period.
The main characteristics of the plans are described below:

Grant Date	Final strike date	Options (shares INTR)	Vesting	Average strike price	Participants
02/15/2018	02/15/2025	5,452,464	Up to 5 years	R$1.80	Officers, managers and key employees
07/09/2020	07/09/2027	3,182,250	Up to 5 years	R$21.50	Officers, managers and key employees
01/31/2022	12/31/2028	3,250,000	Up to 5 years	R$15.50	Officers, managers and key employees

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
Changes in the options of each plan for the period ended March 31, 2024 and supplementary information are shown below:

Grant Date	12/31/2023		Granted		Expired/Cancelled		Exercised		03/31/2024
2018	115,799		—		—		14,400		101,399
2020	2,519,138		—		4,125		4,500		2,510,513
2022	2,815,750		—		32,375		16,650		2,766,725
Total	5,450,687		—		36,500		35,550		5,378,637
Weighted average price of the shares	R$	17.98	R$	—	R$	16.18	R$	10.69	R$	18.04

Grant Date	12/31/2022		Granted		Expired/Cancelled		Exercised		12/31/2023
2018	135,599		—		—		19,800		115,799
2020	2,829,225		—		309,412		675		2,519,138
2022	2,838,500		50,000		69,000		3,750		2,815,750
Total	5,803,324		50,000		378,412		24,225		5,450,687
Weighted average price of the shares	R$	18.15	R$	15.50	R$	20.41	R$	4.47	R$	17.98
The fair values of the period of 2018 and 2020 plans were estimated based on the Black & Scholes option valuation model considering the terms and conditions under which the options were granted, and the respective compensation expense is recognized during the vesting period.

	2018	2020
Strike price	1.80	21.50
Risk-free rate	9.97%	9.98%
Duration of the strike (years)	7	7
Expected annualized volatility	64.28%	64.28%
Fair value of the option at the grant/share date:	0.05	0.05
For the 2022 program, the fair value was estimated based on the Binomial model:

2022
Strike price	15.50
Risk-free rate	11.45%
Duration of the strike (years)	7
Expected annualized volatility	38.81%
Weighted fair value of the option at the grant/share date:	4.08
In the period ended March 31, 2024, costs amounting to R$4.231 (March 31, 2023: R$9.912) were recognized in employee benefit expenses.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
a.2) Share-based payment related to Inter & Co Payments, Inc., acquisition
In the context of the acquisition of Inter&Co Payments by Inter, it was established that part of the payment to key executives of the acquired entity would be made by migrating the share-based payment plan of Inter & Co Payments, Inc., with stock options for class A shares and restricted class A shares of Inter & Co, in addition to the granting of shares issued by the Company. Considering the characteristics of the contract signed between the parties, the expense associated with the options granted are treated as a compensation expense which will be expensed over the term of the vested options and based on continued employment of such key executives.
Inter has the right to repurchase the restricted shares if these key executives cease to provide services to the Company within the term of the acquisition contract. Nevertheless, all shares will remain subject to other transfer restrictions established in the contract and in the applicable legislation.
The main characteristics of these stock-based payments are described below:

Grant Date	Options	Vesting	Average strike price (a)	Participants	Final exercise date
2022	489,386	Up 3 years	R$ 9,59 por ação classe A	Key Executives	12/30/2024

(a)    Number of options and strike price from Inter & Co Payments, Inc.’s equity incentive plan has been agreed by the Parties at the time of the acquisition. The number of options and strike price, after the Company’s reorganization and listingas on Nasdaq have been recalculated in accordance with the rate between Inter’s shares and the Company’s Class A Shares. According to the contract signed between the parties, the corresponding amount is USD 1.92. The values presented in reais were converted using the dollar FX rate as of March 31, 2024.
Stock options exercised:

Grant Date	Shares	Participants	Final exercise date
2023	643,500	Key Executives	12/30/2024
Changes in Inter & Co Payments, Inc.’s granted instruments for March 31, 2024 and supplementary information are shown below:

Grant Date	12/31/2023		Granted Options		Expired/Cancelled		Exercised		3/31/2024
2022	489,386		—		—		—		489,386
Total	489,386		—		—		—		489,386
Weighted average price of the shares	R$	9.30	R$	—	R$	—	R$	—	R$	9.59

Grant Date	12/31/2022		Granted Options		Expired/Cancelled		Exercised		12/31/2023
2022	489,286		—		—		—		489,286
Total	—		—		—		—		489,286
Weighted average price of the shares	R$	9.30	R$	—	R$	—	R$	—	R$	9.30

Grant Date	12/31/2023	Granted Shares	Expired/Cancelled	Put option exercise	3/31/2024
2022	482,625	—	—	199,942	282,683
Total	482,625	—	—	199.942	282.683

Grant Date	12/31/2022	Granted Shares	Expired/Cancelled	Put option exercise	12/31/2023
2022	643,500	—	—	160,875	482,625
Total	643,500	—	—	160.875	482.625
In the period ended March 31, 2024, the amount of R$4.815 (March 31, 2023: R$ 6.355) was recognized as employee benefit expenses in the income statement of the Company.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
a.3) Restricted shares agreement (RSU) - Inter.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the creation of the Omnibus Incentive Plan, which aims to promote the interests of the Company and its shareholders, strengthening the Company's ability to attract, retain and motivate employees who are expected to make contributions to the Company and to provide these people with incentives to align their interests with those of the Company’s shareholders.
The Omnibus Incentive Plan is managed by the Board of Directors of Inter&Co, Inc., which has the authority to approve program grants to the Company's employees.
On June 1, 2023, the Company granted 2,140,500 restricted share units (RSUs) under the Omnibus Incentive Plan with a vesting schedule of 25% on December 1 of 2023, 2024, 2025, and 2026. Additionally, on November 1, 2023, the Company granted 15,000 restricted share units (RSUs) under the Omnibus Incentive Plan with a vesting schedule of 25% on October 23 of 2024, 2025, 2026 and 2027, to various executives and employees of the Company and/or its direct or indirect subsidiaries. 553,875 RSUs already vested on December 1. On March 31, 2024, 12,500 RSUs were canceled/prescribed.
On February 1, 2024, the Company granted 10,000 restricted stock units (RSUs) under the Omnibus Incentive Plan with a vesting schedule of 25% on December 1, 2024, 2025, 2026 and 2027 to various executives and employees of Company and/or its direct or indirect subsidiaries.
See table below:

03/31/2024
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	3.5	4.0	2,140,500	1,574,125
11/01/2023	25%	R$22.99	4.0	4.0	15,000	15,000
02/01/2024	25%	R$25.22	4.0	4.0	10,000	10,000
Total					2,165,500	1,599,125

12/31/2023
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	3.5	4.0	2,140,500	1,586,625
11/01/2023	25%	R$22.99	4.0	4.0	15,000	15,000
					2,155,500	1,601,625
In the period ended March 31, 2024, the amount of R$2.960 was recognized as employee benefit expenses in the statement of income.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
36.Transactions with related parties
Transactions with related parties are defined and controlled in accordance with the Related-Party Policy approved by Inter’s Board of Directors. The policy defines and ensures transactions involving Inter and its shareholders or direct or indirect related parties. Transactions related to subsidiaries are eliminated in the consolidation process, not affecting the Unaudited interim condensed consolidated financial statements. Related-party transactions were undertaken as follows:

	Parent Company (a)		Associates (b)		Key management personnel (c)		Other related parties (d)		Total
	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Assets	3,086	3,839	708,066	1,470,694	16,017	16,403	816,144	620,131	1,543,313	2,111,067
Loans and advances to customers	3,086	3,839	—	—	16,017	16,403	816,144	620,131	835,247	640,373
Amounts due from financial institutions	—	—	708,066	1,470,694	—	—	—	—	708,066	1,470,694

Liabilities	(11,956)	(5,261)	(21)	(9)	(22,748)	(22,391)	(130,138)	(250,608)	(164,863)	(278,269)
Liabilities with customers - Demand deposits	(266)	—	—	—	(1,269)	(406)	(49,120)	(47,091)	(50,655)	(47,497)
Liabilities with customers - Term deposits	(11,690)	(5,261)	(21)	(9)	(21,479)	(21,985)	(81,018)	(203,517)	(114,208)	(230,772)

	Parent Company (a)		Associates (b)		Key management personnel (c)		Other related parties (d)		Total
	03/31/2024	03/31/2023	03/31/2024	03/31/2023	03/31/2024	03/31/2023	03/31/2024	03/31/2023	03/31/2024	03/31/2023
Profit/ (loss)	(90)	(562)	—	—	(4,513)	(270)	985	(154)	(3,618)	(986)
Interest income	—	129	—	—	1,189	450	10,290	229	11,479	808
Interest expenses	(88)	(692)	—	—	(158)	(764)	(656)	(2,520)	(902)	(3,976)
Other administrative expenses	(2)	1	—	—	(5,544)	44	(8,649)	2,137	(14,195)	2,182

(a)    Inter & Co is directly controlled by Costellis International Limited, SBLA Holdings and Hottaire;
(b)     Entities with significant influence by Inter & Co;
(c)     Directors and members of the Board of Directors and Supervisory Board of Inter & Co; and
(d)     Any immediate family members of key management personnel or companies controlled by them, including: companies which are controlled by immediate family members of the controlling shareholder of Inter & Co; companies over which the controlling shareholder or his/hers immediate family members have significant influence; other investors that have significant influence over Inter & Co and their close family members.
Compensation of key management personnel
The global remuneration of administrators approved at the group's Ordinary General Meeting was R$78,961. In 2023, the approved global remuneration was R$99,791.

Notes to the Unaudited interim condensed consolidated financial statement As of March 31, 2024
37. Other information
On January 18, 2024, Inter&Co announced the acquisition of the naming rights to the stadium where Orlando City, from MLS, and Orlando Pride, from NWSL, play in Florida. From now on, the arena will be known as Inter&Co Stadium. The contract corresponds to the period from 2024 to 2033 and the right of use was recorded as an intangible asset, as described in explanatory note 16.
In April 2024, Inter&Co declared the distribution of cash dividends of US$0.03 per Class A share.
    38. Subsequent events
There were no relevant subsequent events up to the date of approval of this financial statement.